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Filed Pursuant to Rule 424(b)(4)
Registration No: 333-221927

PROSPECTUS

FAMOUS DAVE'S OF AMERICA, INC.

Subscription Rights to purchase up to 1,581,831 shares of Common Stock at $3.50 per share and the shares of Common Stock issuable upon the exercise of such Subscription Rights

          Famous Dave's of America, Inc., a Minnesota corporation ("us", "we", "our", "Famous Dave's" or the "Company"), is distributing, at no charge to holders of our common stock, par value $0.01 per share ("Common Stock"), as of 5:00 p.m., Eastern time, on March 9, 2018 (the "Record Date"), non-transferable Subscription Rights ("Subscription Rights") to purchase up to an aggregate of 1,581,831 new shares of our Common Stock (the "Rights Offering").

          For each share of Common Stock held by a shareholder of the Company at the close of business on the Record Date, such shareholder will receive 0.2132674 Subscription Rights. Subscription Rights may only be exercised in whole numbers; we will not issue fractional shares and will round all of the Subscription Rights down to the nearest whole number. Each whole Subscription Right will allow the holder thereof to subscribe to purchase one share of Common Stock (the "Basic Subscription Privilege") at a subscription price of $3.50 per share (the "Subscription Price"). In addition, any holder of Subscription Rights exercising his, her or its Basic Subscription Privilege in full will be eligible to subscribe to purchase additional shares of Common Stock at the same Subscription Price per share that applies to the Basic Subscription Privilege, subject to the conditions and limitations described further in this Prospectus or any prospectus supplement (the "Over-Subscription Privilege"). We offer no assurances that any subscription requests submitted pursuant to the Over-Subscription Privilege will be fulfilled in whole or in part.

          We have entered into a standby purchase agreement (the "Standby Purchase Agreement") with PW Partners, LLC or its assignee (the "Standby Purchaser"). Pursuant to the terms and conditions of the Standby Purchase Agreement, if any Subscription Rights remain unexercised after the expiration of the Rights Offering, the Standby Purchaser has agreed to purchase, at the Subscription Price, in a private placement exempt from the registration requirements under the Securities Act of 1933, as amended (the "Securities Act") and separate from the Rights Offering, any and all shares of Common Stock not subscribed for by the Company's shareholders pursuant to the exercise of their Basic Subscription Privileges and Over-Subscription Privileges (the "Backstop Commitment"). The Standby Purchase Agreement provides that the Standby Purchaser will not purchase shares of Common Stock under the Backstop Commitment in an amount that would result in the Standby Purchaser beneficially owning 20% or more of the outstanding Common Stock after such purchase (the "Standby Purchaser Limitation"). The Standby Purchaser is affiliated with PW Partners Capital Management, LLC ("PW Capital"), which, together with its affiliates, currently beneficially owns approximately 10.2% of the outstanding shares of Common Stock. The purchase pursuant to the Backstop Commitment, if any, will not be registered pursuant to the registration statement of which this Prospectus or any prospectus supplement forms a part.

          We are conducting the Rights Offering in connection with our recently completed private placement transaction pursuant to a stock purchase agreement dated as of November 10, 2017 between us and the Standby Purchaser (the "Stock Purchase Agreement"). Under the Stock Purchase Agreement, we issued 418,169 shares of Common Stock to an entity designated by the Standby Purchaser, FS Special Opportunities I, L.P. (the "Designated Purchaser"), for $3.50 per share, for an aggregate of $1,463,591.50. We are conducting the Rights Offering to (i) provide our existing shareholders with the opportunity to purchase our Common Stock at the same price of $3.50 per share that we sold our Common Stock under the Stock Purchase Agreement and (ii) raise equity capital that will be used to repay outstanding indebtedness and for general corporate purposes, which may include additional debt repayment. In addition to its obligations under the Standby Purchase Agreement, the Standby Purchaser has agreed to only exercise Subscription Rights with respect to the 284,675 shares of Common Stock that the Standby Purchaser owned as of the date of the Stock Purchase Agreement. For more information regarding the Stock Purchase Agreement, see "Prospectus Summary—Recent Developments."

          No fees or other consideration will be paid by the Company to the Standby Purchaser in exchange for its Backstop Commitment. In light of the Standby Purchaser's Backstop Commitment, the Company anticipates that it will receive $5,536,408.50 in proceeds (before expenses) if the Rights Offering is completed.

          The Subscription Rights will expire if they are not exercised by 5:00 p.m., Eastern time, on April 10, 2018 unless extended as described herein (the "Expiration Date"). We may extend the period for exercising the rights; however, rights that are not exercised prior to the Expiration Date will expire and have no value. You should carefully consider whether to exercise your Subscription Rights before the expiration of the Rights Offering. All exercises of Subscription Rights are irrevocable. Our board of directors (the "Board") is making no recommendation regarding your exercise of the Subscription Rights. The Subscription Rights may not be sold, assigned or otherwise transferred. We may in our sole discretion cancel the Rights Offering at any time and for any reason. If we cancel the Rights Offering, the Subscription Agent will return all subscription payments it has received for the cancelled offering without interest or penalty.

          Our Common Stock is listed on the Nasdaq Global Market under the symbol "DAVE". The shares of Common Stock issued in the Rights Offering and any shares of Common Stock issued in a private placement to the Standby Purchaser will also be listed on the Nasdaq Global Market under the same symbol. On March 9, 2018, the closing price of our Common Stock was $7.35 per share.

          This Rights Offering is being made directly by us. We are not using an underwriter or selling agent. We have engaged Broadridge Corporate Issuer Solutions, Inc. ("Broadridge"), to serve as our subscription and information agent for the Rights Offering (the "Subscription Agent"). Broadridge will hold in escrow the funds we receive from subscribers until we complete or cancel this Rights Offering.

          Investing in our Common Stock involves risks. You should carefully review and consider the information contained in this Prospectus or any prospectus supplement, including the risk factors beginning on page 18 of this Prospectus, as well as the risk factors and other information contained in any documents we incorporate by reference into this Prospectus or any prospectus supplement before exercising your Subscription Rights. See "Incorporation By Reference."

          NEITHER THE SECURITIES AND EXCHANGE COMMISSION (the "SEC"), NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

          If you have any questions or need further information about this offering, please call Broadridge, our subscription and information agent for the Rights Offering, at +1 (855) 793-5068 (toll-free).

          It is anticipated that delivery of the Common Stock purchased in the Rights Offering will be made on or about April 17, 2018.

The date of this prospectus is March 12, 2018

FORWARD-LOOKING STATEMENTS

        This Prospectus and the documents incorporated by reference contain statements that are considered "forward looking statements" within the meaning of United States securities laws. In addition, the Company and its management may make other written or oral communications from time to time that contain forward-looking statements. Forward-looking statements, including statements about industry trends, management's future expectations and other matters that do not relate strictly to historical facts, are based on assumptions by management, and are often identified by such forward-looking terminology as "expect," "look," "believe," "anticipate," "estimate," "seek," "may," "will," "trend," "target" and "goal" or similar statements or variations of such terms. Forward-looking statements may include, among other things, statements about the Company's confidence in its strategies and its expectations about financial performance, market growth, market and regulatory trends and developments, acquisitions and divestitures, new technologies, services and opportunities and earnings.

        Forward-looking statements are subject to various risks and uncertainties, which change over time, are based on management's expectations and assumptions at the time the statements are made, and are not guarantees of future results. Management's expectations and assumptions, and the continued validity of the forward-looking statements, are subject to change due to a broad range of factors affecting the national and global economies, the equity, debt, currency and other financial markets, as well as risk factors specific to the Company. Actual outcomes and results may differ materially from what is expressed in our forward-looking statements and from our historical financial results due to the risk factors discussed elsewhere in this Prospectus or any prospectus supplement or disclosed in our other SEC filings.

        Forward-looking statements should not be relied upon as representing our expectations or beliefs as of any date subsequent to the time this Prospectus or any prospectus supplement is filed with the SEC. The Company undertakes no obligation to revise the forward-looking statements contained in this Prospectus or any prospectus supplement to reflect events after the time it is filed with the SEC, other than as required by law. The risk factors discussed in this Prospectus or any prospectus supplement are not intended to be a complete summary of all risks and uncertainties that may affect our business. Though we strive to monitor and mitigate risk, we cannot anticipate all potential economic, operational and financial developments that may adversely impact our operations and our financial results.

        Forward-looking statements should not be viewed as predictions, and should not be the primary basis upon which investors evaluate the Company. Any investor in the Company should consider all risks and uncertainties disclosed in our SEC filings described below under the heading "Incorporation By Reference," all of which are accessible on the SEC's website at http://www.sec.gov.

 ABOUT THIS PROSPECTUS

        Except as otherwise indicated by the context, references in this Prospectus or any prospectus supplement to the "Company," "Famous Dave's," "we," "us" or "our" are references to the combined business of Famous Dave's of America, Inc.

        You should rely only on the information contained or incorporated by reference in this Prospectus or any prospectus supplement. We have not authorized anyone to provide you with additional or different information from that contained or incorporated by reference in this Prospectus or any prospectus supplement. The information contained in this Prospectus or any prospectus supplement is accurate only as of the date on the front cover of this Prospectus or any prospectus supplement and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, regardless of the time of delivery of this Prospectus or any prospectus supplement or any exercise of the rights or sale of the securities. You should not consider any information in this Prospectus or any prospectus supplement or in the documents incorporated herein or therein by reference to be investment, legal or tax advice. We encourage you to consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding an investment in our securities.

        The distribution of this Prospectus or any prospectus supplement and the offering and sale of shares of our Common Stock in certain jurisdictions may be restricted by law. This Prospectus does not constitute an offer of, or a solicitation of an offer to buy, any shares of our Common Stock in any jurisdiction in which such offer or invitation would be unlawful.

PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this Prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in our securities. You should read the entire Prospectus carefully, including the "Risk Factors" section and the other documents we refer to and incorporate by reference, in order to understand this Rights Offering fully. In particular, we incorporate important business and financial information into this Prospectus by reference.

 Company Information

        Famous Dave's of America, Inc. was incorporated as a Minnesota corporation in March 1994 and opened its first restaurant in Minneapolis, Minnesota in June 1995. As of December 31, 2017, there were 150 Famous Dave's restaurants operating in 32 states, the Commonwealth of Puerto Rico, Canada, and the United Arab Emirates, including 16 Company-owned restaurants and 134 franchise-operated restaurants. An additional 61 franchise restaurants were committed to be developed through signed area development agreements at December 31, 2017. The Company currently conducts no other significant business activities. Our website address is www.famousdaves.com. None of the information contained on, or that may be accessed through, our website is a prospectus or constitutes part of, or is otherwise incorporated into, this Prospectus or any prospectus supplement.

        Our Common Stock is listed on the Nasdaq Global Market under the symbol "DAVE". Our principal executive offices are located at 12701 Whitewater Drive, Suite 190, Minnetonka, MN 55343, and our telephone number is (952) 294-1300.

Recent Developments

Private Placement with PW Partners, LLC

        On November 10, 2017, we entered into the Stock Purchase Agreement with the Standby Purchaser. Pursuant to the Stock Purchase Agreement, we sold to the Designated Purchaser, an entity designated by the Standby Purchaser, 418,169 shares of our Common Stock at a purchase price of $3.50 per share, resulting in aggregate gross proceeds to us of $1,463,591.50.

        Pursuant to the Stock Purchase Agreement and in connection with the Rights Offering, the Standby Purchaser (a) agreed to not exercise rights in excess of the rights attributable to its pro rata share of Common Stock held as of the date of the Stock Purchase Agreement and (b) subject to the Standby Purchaser Limitation, will be obligated to purchase any unsubscribed shares in the Rights Offering if it fails to enter into the Standby Purchase Agreement or to fulfill its obligations pursuant to the Standby Purchase Agreement.

        The Standby Purchaser is affiliated with PW Capital, which, together with its affiliates, is a beneficial owner of approximately 10.2% of the outstanding shares of Common Stock. This beneficial ownership percentage held by PW Capital includes the 418,169 shares issued to the Purchaser's Designee pursuant to the Stock Purchase Agreement as a result of PW Capital having voting power over such shares.

        Also pursuant to the Stock Purchase Agreement, we agreed to take the necessary steps to cause the Board to (i) appoint a mutually acceptable nominee selected by the Standby Purchaser (the "PW Director"), who shall be an independent director, to serve on the Board until the 2018 Annual Meeting of Shareholders, (ii) nominate the PW Director for election to the Board at the 2018 Annual Meeting of Shareholders for a term of office expiring at the 2019 Annual Meeting of Shareholders, (iii) recommend, and reflect such recommendation in our definitive proxy statement in connection with the 2018 Annual Meeting of Shareholders, that the shareholders of the Company vote to elect the PW Director to the Board at the 2018 Annual Meeting of Shareholders, and (iv) solicit, obtain proxies in favor of and otherwise support the election of the PW Director to the Board at the 2018 Annual

Meeting of Shareholders, in a manner no less favorable than the manner in which we support other nominees for election at the 2018 Annual Meeting of Shareholders.

New Executive Officers

        In connection with the transactions contemplated by the Stock Purchase Agreement, effective as of November 14, 2017, we appointed Jeffery Crivello to serve as our Chief Executive Officer. Mr. Crivello is an affiliate of PW Partners. In connection with such appointment, we entered into an employment agreement with Mr. Crivello. Mr. Crivello has also served as a member of the Board since August 24, 2017 and is the Chief Financial Officer of PW Capital.

        On February 6, 2018, Dexter A. Newman informed us of his intention to resign from his position as Chief Financial Officer and Secretary effective March 5, 2018. On February 12, 2018, we entered into an employment agreement with Paul M. Malazita pursuant to which he will succeed Mr. Newman and serve as the our Interim Chief Financial Officer, commencing March 6, 2018. Mr. Malazita, age 31, currently serves, and has served since October 2017, as our Director of Accounting and Corporate Controller, and prior to that he served as our Senior Manager of Corporate Accounting from March 2017 to October 2017. Prior to joining Famous Dave's, Mr. Malazita served as the Manager of Financial Reporting at Digiliti Money, Inc., a provider of SaaS financial solutions, from July 2016 to February 2017, the Associate Vice President, Senior Manager of Financial Reporting at AR Global Investments, LLC, a sponsor of real estate investment trusts, from September 2014 to July 2016 and in various capacities at Baker Tilly Virchow Krause, LLP (formerly ParenteBeard LLC), a public accounting firm, from July 2009 to September 2014. Mr. Malazita is a certified public accountant.

Registration Rights Agreement

        In connection with the Stock Purchase Agreement, we entered into a registration rights agreement (the "Registration Rights Agreement"), with the Standby Purchaser on November 10, 2017 pursuant to which we have agreed to register, upon certain terms described below, the shares of Common Stock issued to the Designated Purchaser pursuant to the Stock Purchase Agreement, any shares of Common Stock acquired pursuant to the Standby Purchase Agreement and any Common Stock issued as a dividend or other distribution with respect to, or in exchange for or in replacement of such Common Stock (the "Registrable Securities").

        Pursuant to the Registration Rights Agreement, upon the written request of holders of more than 50% of the Registrable Securities delivered no sooner than six months after the Registration Rights Agreement execution date, we agreed (a) to file with the SEC, as promptly as practicable, but in no event later than 90 days after the date of such written request, a shelf registration for delayed or continuous offerings of Registrable Securities in market transactions on Form S-3 (the "Shelf Registration"), and (b) to cause the Shelf Registration to be declared effective by the SEC as soon thereafter as practicable. We are required to use commercially reasonable efforts to keep such Shelf Registration continuously effective and usable for resale of Registrable Securities until the earlier of (i) the second anniversary of the date of the Registration Rights Agreement; (ii) the date on which all Registrable Securities have been distributed to the public either pursuant to a registration statement, Rule 144 or sold in a private transaction in which the transferor's registration rights are not assigned; or (iii) otherwise until there are no longer any Registrable Securities.

        The Registration Rights Agreement also provides for certain piggyback registration rights for holders of Registrable Securities; however, so long as a Shelf Registration is on file and effective, then, subject to the terms and conditions of the Registration Rights Agreement, we will have no obligation to allow participation in such piggyback registration rights.

        In the event of an underwritten offering in which the underwriter recommends that marketing factors require a limitation of the number of shares to be underwritten, the Registration Rights

Agreement provides that the number of shares included in the underwriting shall be allocated as follows: first, us; second, to the holders of Registrable Securities and Wexford Capital LP (the beneficial owner of approximately 18.0% of our Common Stock) on a pro rata basis based on the total number of Registrable Securities proposed to be sold held by the holders of Registrable Securities and the total number of shares of Common Stock proposed to be sold by Wexford Capital LP; and third, among any other shareholders of the Company having rights to register securities in connection with such registration on a pro rata basis based on the total number of shares proposed to be sold in the offering held by such other shareholders.

 Rights Offering Summary

        The following summary describes the principal terms of the Rights Offering, but is not intended to be complete. See the information under the heading "The Rights Offering" in this Prospectus for a more detailed description of the terms and conditions of the Rights Offering.

Securities Offered	We are distributing, at no charge to holders of our Common Stock, non-transferable Subscription Rights to purchase up to 1,581,831 shares of our Common Stock. For each share of Common Stock held of record at the close of business on the Record Date (as specified below), you will receive 0.2132674 of a Subscription Right. Each whole Subscription Right will entitle you to purchase one share of our Common Stock at the Subscription Price specified below. Subscription Rights may only be exercised in whole numbers; we will not issue fractional shares of Common Stock upon exercise of Subscription Rights and, to the extent that the number of Subscription Rights that are distributed to you on the Record Date is not a whole number, the shares of Common Stock issuable upon exercise of the Subscription Rights will be rounded down to the nearest whole share for purposes of determining the number of shares of Common Stock for which you may subscribe.
Basic Subscription Price

For each whole Subscription Right that you hold, you will have a Basic Subscription Privilege to buy from us one share of our Common Stock at the Subscription Price. You may exercise your Basic Subscription Privilege for some or all of your Subscription Rights, or you may choose not to exercise your Subscription Rights in your sole discretion. If you do not exercise your Subscription Rights and the Rights Offering is completed, the number of shares of our Common Stock you own will not change but your percentage ownership of our total outstanding voting stock will decrease because shares will be purchased by other shareholders in the Rights Offering or by the Standby Purchaser. Your percentage ownership of our voting stock may also decrease if you do not exercise your Basic Subscription Privilege in full.

Over-Subscription Privilege

If you exercise all of the Subscription Rights distributed to you pursuant to the Basic Subscription Privilege, you will also have the opportunity to purchase additional shares not purchased by other shareholders pursuant to their Basic Subscription Privilege at the same Subscription Price per share that applies to the Basic Subscription Privilege.

We will be able to satisfy your exercise of the Over-Subscription Privilege only if other holders of Subscription Rights do not elect to purchase all of the shares offered under their Basic Subscription Privilege. We will satisfy Over-Subscription Requests to the extent sufficient shares are available following the exercise of rights under the Basic Subscription Privilege. If the number of shares of Common Stock requested by all holders exercising the Over-Subscription Privilege is less than the total number of shares available, then subject to the foregoing reservation of rights, each holder of Subscription Rights exercising the Over-Subscription Privilege will receive the total number of shares requested (up to a maximum number of shares equal to such holder's pro rata allocation, as described in the paragraph set forth immediately below).

If there are not enough shares of Common Stock available to satisfy all subscriptions made under the Over-Subscription Privilege, we will allocate the available shares pro rata among the shareholders exercising their Over-Subscription Privileges. With respect to any individual shareholder, "pro rata" means the percentage of our issued and outstanding shares of Common Stock that such shareholder owned, beneficially or of record, as of the Record Date. Any excess subscription payments received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable following the completion of the Rights Offering.

Subscription Price	$3.50 per share of Common Stock. To be effective, any payment related to the exercise of a Subscription Right must clear prior to the Expiration Date.
Record Date	March 9, 2018
Expiration Date	The Subscription Rights will expire at 5:00 p.m., Eastern time, on April 10, 2018, unless extended as otherwise described herein.
Procedure for Exercising Rights

You must properly complete the enclosed Subscription Rights Certificate and deliver it, along with the full Subscription Price (including any amounts in respect of your Over-Subscription Privilege), to the Subscription Agent before the Expiration Date.

If you use the mail, we recommend that you use insured, registered mail, return receipt requested. If you cannot deliver your Subscription Rights Certificate to the Subscription Agent on time, you may follow the guaranteed delivery procedures described under "The Rights Offering—Notice of Guaranteed Delivery."

Standby Purchaser and Standby Purchase Agreement

In connection with the Rights Offering, we have entered into a Standby Purchase Agreement with PW Partners, the Standby Purchaser. Pursuant to the terms and conditions of the Standby Purchase Agreement, the Standby Purchaser has agreed to a Backstop Commitment pursuant to which it will purchase, at the Subscription Price, in a private placement exempt from the registration requirements under the Securities Act and separate from the Rights Offering, any and all shares of Common Stock not subscribed for by the Company's shareholders pursuant to the exercise of their Basic Subscription Privileges and Over-Subscription Privileges. The Standby Purchaser is affiliated with PW Capital, which, together with its affiliates, is a beneficial owner of approximately 10.2% of the outstanding shares of Common Stock. In addition, Jeffery Crivello, who has served as a member of our Board since August 24, 2017 and as our Chief Executive Officer since November 14, 2017, serves as the Chief Financial Officer of PW Capital. The purchase, if any, pursuant to the Backstop Commitment will not be registered pursuant to the registration statement of which this Prospectus forms a part.

Use of Proceeds

We expect the net proceeds from the Rights Offering and the transactions contemplated by the Standby Purchase Agreement to be $5,536,408.50 (before expenses). We intend to use the net proceeds from the Rights Offering to repay a portion of our outstanding indebtedness owed to Venture Bank and for general corporate purposes, which may include additional debt repayment. See "Use of Proceeds" for more information.

Non-Transferability of Subscription Rights

The Subscription Rights are evidenced by a Subscription Rights Certificate and may not be sold, transferred or assigned and will not be listed for trading on the Nasdaq Global Market or any other stock exchange or trading market.

No Revocation

All exercises of Subscription Rights are irrevocable, even if you later learn information about us that you consider unfavorable. You should not exercise your Subscription Rights unless you are certain that you wish to purchase the shares of Common Stock offered pursuant to the Rights Offering.

Conditions to the Rights Offering	The completion of the Rights Offering is subject to the conditions described under "The Rights Offering—Conditions and Cancellation."
Cancellation

We reserve the right to withdraw the Rights Offering at any time prior to the Expiration Date and for any reason. If the Rights Offering is cancelled, all subscription payments received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable to those persons who subscribed for shares in the Rights Offering.

No Board Recommendation

Our Board is making no recommendations regarding your exercise of the Subscription Rights. You are urged to make your own decision whether or not to exercise your Subscription Rights based on your own assessment of our business and the Rights Offering. See the section below entitled "Risk Factors."

Issuance of Common Stock

If you purchase shares of Common Stock in the Rights Offering, we will issue those shares to you in book-entry, or uncertificated, form as soon as practicable after the completion of the Rights Offering. Stock certificates will not be issued for shares of our Common Stock purchased in the Rights Offering.

Listing of Common Stock

Our Common Stock is listed on the Nasdaq Global Market under the symbol "DAVE" and the shares of Common Stock to be issued in the Rights Offering and any shares of Common Stock issued in a private placement to the Standby Purchaser will also be listed on the Nasdaq Global Market under the same symbol.

Federal Income Tax Consequences

For U.S. federal income tax purposes, we intend to take the reporting position that the receipt of the Subscription Rights in the Rights Offering by holders of our Common Stock will not be a taxable event. However, no assurance can be given that the IRS will not challenge this reporting position. For a discussion of the tax consequences if the receipt of the Subscription Rights is non-taxable and the tax consequences if the receipt of the Subscription Rights is taxable, see the discussion in "Certain Material U.S. Federal Income Tax Consequences." You should seek specific tax advice from your tax advisor in light of your particular circumstances and as to the applicability and effect of any other tax laws.

Subscription and Information Agent	Broadridge Corporate Issuer Solutions, Inc.
Questions

If you have any questions about the Rights Offering, including questions about subscription procedures and requests for additional copies of this Prospectus or other documents, please contact Broadridge Corporate Issuer Solutions, Inc. at (855) 793-5068.

Fees and Expenses	We will pay the fees and expenses related to the Rights Offering.
Risk Factors

Before you invest in the Rights Offering, you should be aware that there are risks associated with your investment, including the risks described in the section entitled "Risk Factors" beginning on page 18 of this Prospectus. You should carefully read and consider these risk factors together with all of the other information included in or incorporated by reference into this Prospectus or any prospectus supplement before you decide to exercise your Subscription Rights to purchase shares of our Common Stock.

QUESTIONS AND ANSWERS RELATING TO THE RIGHTS OFFERING

        The following are examples of what we anticipate will be common questions about the Rights Offering. The answers are based on selected information included elsewhere in this Prospectus. The following questions and answers do not contain all of the information that may be important to you and may not address all of the questions that you may have about the Rights Offering. This Prospectus and the documents we incorporate by reference contain more detailed descriptions of the terms and conditions of the Rights Offering and provide additional information about us and our business, including potential risks related to the Rights Offering, our Common Stock and our business.

What is the Rights Offering?

        We are distributing, at no charge to holders of our Common Stock as of 5:00 p.m., Eastern time, on March 9, 2018, non-transferable Subscription Rights to purchase an aggregate of up to 1,581,831 shares of our Common Stock.

Why are we conducting the Rights Offering?

        We are conducting the Rights Offering to (i) provide our existing shareholders with the opportunity to purchase our Common Stock at the same price of $3.50 that we sold our Common Stock under the Stock Purchase Agreement, and (ii) raise equity capital that will be used to repay a portion of our outstanding indebtedness owed to Venture Bank and for general corporate purposes, which may include additional debt repayment. See "Use of Proceeds" for a more detailed description of the intended use of proceeds from the Rights Offering.

What is the Basic Subscription Privilege?

        For each share of Common Stock held by a shareholder of the Company at the close of business on the Record Date, such shareholder will receive 0.2132674 Subscription Rights. Subscription Rights may only be exercised in whole numbers; we will not issue fractional shares and will round all of the Subscription Rights down to the nearest whole number. Each whole Subscription Right will allow the holder thereof to subscribe to purchase one share of Common Stock at a Subscription Price of $3.50 per share.

        For example, if you owned 1,000 shares of our Common Stock on the Record Date, you would receive 213.2674 Subscription Rights entitling you to purchase 213 shares of Common Stock for a total purchase price of $745.50 pursuant to your Basic Subscription Privilege.

What is the Over-Subscription Privilege?

        In addition, any holder of Subscription Rights exercising his, her or its Basic Subscription Privilege in full will be eligible to subscribe to purchase additional shares of Common Stock at the same Subscription Price per share that applies to the Basic Subscription Privilege, subject to the conditions and limitations described further in this Prospectus or any prospectus supplement. We offer no assurances that any subscription requests submitted pursuant to the Over-Subscription Privilege will be fulfilled in whole or in part.

        We will be able to satisfy your exercise of the Over-Subscription Privilege only if other holders of Subscription Rights do not elect to purchase all of the shares offered under their Basic Subscription Privilege. We will satisfy Over-Subscription Requests to the extent sufficient shares are available following the exercise of rights under the Basic Subscription Privilege. If the number of shares of Common Stock requested by all holders exercising the Over-Subscription Privilege is less than the total number of shares available, then subject to the foregoing reservation of rights, each holder of Subscription Rights exercising the Over-Subscription Privilege will receive the total number of shares requested (up to a maximum number of shares equal to such holder's pro rata allocation, as described in the paragraph set forth immediately below).

        If there are not enough shares of Common Stock available to satisfy all subscriptions made under the Over-Subscription Privilege, we will allocate the available shares pro rata among the shareholders exercising their Over-Subscription Privileges. With respect to any individual shareholder, "pro rata" means the percentage of our issued and outstanding shares of Common Stock that such shareholder owned, beneficially or of record, as of the Record Date. Any excess subscription payments received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable following the completion of the Rights Offering.

What is the role of the Standby Purchaser in the Rights Offering?

        In connection with the Rights Offering, we have entered into a Standby Purchase Agreement with PW Partners, the Standby Purchaser. Pursuant to the terms and conditions of the Standby Purchase Agreement, the Standby Purchaser has agreed to purchase, at the Subscription Price, in a private placement exempt from the registration requirements under the Securities Act and separate from the Rights Offering, any and all shares of Common Stock not subscribed for by the Company's shareholders pursuant to the exercise of their Basic Subscription Privileges and Over-Subscription Privileges, referred to as the Backstop Commitment. The Standby Purchase Agreement provides that the Standby Purchaser will not purchase shares of Common Stock under the Backstop Commitment in an amount that would result in the Standby Purchaser beneficially owning 20% or more of the outstanding Common Stock after such purchase, referred to as the Standby Purchaser Limitation. The Standby Purchaser is affiliated with PW Partners, which, together with its affiliates, is a beneficial owner of approximately 10.2% of the outstanding shares of Common Stock. In addition, Jeffery Crivello, who has served as a member of our Board since August 24, 2017 and as our Chief Executive Officer since November 14, 2017, serves as the Chief Financial Officer of PW Capital. The purchase, if any, pursuant to the Backstop Commitment will not be registered pursuant to the registration statement of which this Prospectus forms a part.

Is the Standby Purchaser receiving any compensation for its standby commitment?

        No fees or other consideration will be paid by the Company to the Standby Purchaser in exchange for its commitment to purchase any and all unsubscribed shares of Common Stock following the Rights Offering.

How many shares of Common Stock will the Standby Purchaser own after the Rights Offering?

        The number of shares of Common Stock that will be purchased by the Standby Purchaser can only be determined upon the completion of the Rights Offering. The Standby Purchaser will, subject to the Standby Purchaser Limitation, purchase all shares of Common Stock that could have been but were not subscribed for in the Rights Offering. If the Rights Offering is fully subscribed by shareholders through the exercise in full of their Basic Subscription Privileges and Over-Subscription Privileges, the Standby Purchaser will not purchase any additional shares of Common Stock pursuant to the Standby Purchase Agreement. If, on the other hand, no shareholders were to purchase any shares of Common Stock through the exercise of their Basic Subscription Privileges and Over-Subscription Privileges, only approximately 878,310 shares of the 1,581,831 shares offered pursuant to the Rights Offering would be issued and sold to the Standby Purchaser as a result of the Standby Purchaser Limitation. In that event, approximately 703,521 shares of Common Stock of the Rights Offering, representing $2,462,323.50 of gross proceeds, would not be sold. Assuming the Standby Purchaser is issued these 878,310 shares, it would then beneficially hold approximately 19.99% of the Company's outstanding Common Stock after giving effect to such issuance.

Does the Standby Purchaser or its designee have any registration rights with respect to our Common Stock?

        In connection with the Stock Purchase Agreement, we entered into the Registration Rights Agreement with the Standby Purchaser on November 10, 2017, pursuant to which we have agreed to register the shares of Common Stock issued to the Designated Purchaser pursuant to the Stock Purchase Agreement, any shares of Common Stock acquired pursuant to the Standby Purchase Agreement and any Common Stock issued as a dividend or other distribution with respect to, or in exchange for or in replacement of such Common Stock. See "Prospectus Summary—Recent Developments—Registration Rights Agreement."

Am I required to exercise the Subscription Rights that I receive in the Rights Offering?

        No. You may exercise your Subscription Rights in full or in part, or you may choose not to exercise any of your Subscription Rights. However, if you choose not to fully exercise your Basic Subscription Privilege, the percentage of our Common Stock owned by shareholders participating in the Rights Offering (or, at a minimum, the Standby Purchaser) will increase relative to your ownership percentage, and your voting and other rights will likewise be diluted. In addition, if you do not exercise your Basic Subscription Privilege in full, you will not be entitled to subscribe to purchase additional shares pursuant to the Over-Subscription Privilege, and your ownership percentage and related voting and other rights may be further diluted to the extent that participating shareholders exercise their Over-Subscription Privileges.

How soon must I act to exercise my Subscription Rights?

        Shareholders desiring to exercise their Subscription Rights will be required to submit payment in full for all of the shares of Common Stock that they wish to purchase under their Basic Subscription Privilege and Over-Subscription Privilege to the Subscription Agent, by no later than the Expiration Date. Any fractional shares of our Common Stock resulting from the exercise of Subscription Rights, including under the Basic Subscription Privilege and the Over-Subscription Privilege, will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments that shareholders may pay to the Subscription Agent in the Rights Offering will be returned, without interest or penalty, by the Subscription Agent to the applicable shareholder(s) as soon as practicable following the completion of the Rights Offering.

        The Subscription Rights will expire if they are not exercised by 5:00 p.m., Eastern time, on the Expiration Date. Although our Board may extend the Expiration Date, it currently does not intend to do so. You should carefully consider whether to exercise your Subscription Rights before the expiration of the Rights Offering. All exercises of Subscription Rights are irrevocable.

        We may in our sole discretion cancel the Rights Offering at any time and for any reason. If we cancel the Rights Offering, the Subscription Agent will return all subscription payments it has received for the cancelled Rights Offering without interest or penalty.

May I transfer my Subscription Rights?

        No, you may not sell, transfer or assign your Subscription Rights to anyone else. The Subscription Rights are non-transferable and we do not intend to list the Subscription Rights on any securities exchange or include them in any automated quotation system. Therefore, there will be no market for the Subscription Rights.

        However, the shares of our Common Stock issued upon the exercise of the Subscription Rights will also be listed on the Nasdaq Global Market under the symbol "DAVE."

Are we requiring a minimum subscription to complete the Rights Offering?

        No, but our Board reserves the right to cancel the Rights Offering for any reason, including if our Board believes that there is insufficient participation by our shareholders. If the Rights Offering is cancelled, all subscription proceeds received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable.

How was the Subscription Price determined?

        The Subscription Price has been set at the same purchase price of $3.50 paid by the Designated Purchaser pursuant to the terms of the Stock Purchase Agreement and represents an approximate 52.3% discount to the closing sales price of our Common Stock, as reported by the Nasdaq Global Market, on March 9, 2018. The Subscription Price is not necessarily related to our book value, results of operations, cash flows, financial condition or the future market value of our Common Stock. We cannot assure you that you will be able to sell shares purchased in this Rights Offering at a price equal to or greater than the Subscription Price. We do not intend to change the Subscription Price in response to changes in the market price of our Common Stock prior to the closing of the Rights Offering.

Are there any other conditions to the completion of the Rights Offering?

        Yes. The completion of the Rights Offering is subject to the conditions described under "The Rights Offering—Conditions and Cancellation."

Can the Rights Offering be cancelled or extended?

        Yes. We may cancel the Rights Offering at any time prior to the Expiration Date and for any reason. If the Rights Offering is cancelled, all subscription payments received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable to those persons who subscribed for shares in the Rights Offering. In addition, we may extend, in our sole discretion, the period for exercising the Subscription Rights. See "The Rights Offering—Expiration Time and Date; Closing" for more information on how such an extension would be announced.

How do I exercise my Subscription Rights?

        You must properly complete the enclosed Subscription Rights Certificate and deliver it, along with the full Subscription Price (including any amounts in respect of your Over-Subscription Privilege), to the Subscription Agent before 5:00 p.m., Eastern time, on the Expiration Date. If you use the mail, we recommend that you use insured, registered mail, return receipt requested. If you cannot deliver your Subscription Rights Certificate to the Subscription Agent prior to the expiration of the Rights Offering, you may follow the guaranteed delivery procedures described under "The Rights Offering—Notice of Guaranteed Delivery."

        If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your Basic Subscription Privilege and, if applicable, any Over-Subscription Privilege request that we have accepted to the fullest extent possible based on the amount of the payment received, subject to the elimination of fractional shares. If the payment exceeds the Subscription Price for the full exercise of your Basic Subscription Privilege and any applicable Over-Subscription Privilege request that we have accepted, or if you subscribe for more shares than you are eligible to purchase pursuant to the Over-Subscription Privilege, then the excess will be returned to you as soon as practicable. You will not receive interest on any payments refunded to you under the Rights Offering.

If the Rights Offering is not completed, will my subscription payment be refunded to me?

        Yes. The Subscription Agent will hold all funds it receives in a segregated bank account until completion of the Rights Offering. If the Rights Offering is not completed, the Subscription Agent will return, without interest or penalty, as soon as practicable all subscription payments. If you own shares in "street name," it may take longer for you to receive payment because the Subscription Agent will return payments through the record holder of the shares.

What form of payment must I use to pay the Subscription Price?

        You must timely pay the full Subscription Price for the full number of shares of Common Stock you wish to acquire under the Basic Subscription Privilege and any Over-Subscription Privilege request by delivering to the Subscription Agent a certified or cashier's check, a bank draft drawn on a U.S. bank, or a personal check that clears before the Expiration Date.

What should I do if I want to participate in the Rights Offering, but my shares are held in the name of my broker, dealer, custodian bank or other nominee?

        If your shares of Common Stock are held in the name of a broker, dealer, custodian bank or other nominee, then your broker, dealer, custodian bank or other nominee is the record holder of the shares you own. You will not receive a Subscription Rights Certificate. The record holder must exercise the Subscription Rights on your behalf for the shares of Common Stock you wish to purchase.

        We will ask your broker, dealer, custodian bank or other nominee to notify you of the Rights Offering. You should complete and return to your record holder the form entitled "Beneficial Owner Election Form." You should receive this form from your record holder with the other Rights Offering materials.

        If you wish to participate in the Rights Offering and purchase shares of our Common Stock, please contact the record holder of your shares promptly. Your bank, broker or other nominee holder is the holder of the shares you own and must exercise the Subscription Rights on your behalf for shares you wish to purchase. Your broker, dealer, custodian bank or other nominee may establish a deadline prior to the 5:00 p.m., Eastern time, on the Expiration Date.

After I exercise my Subscription Rights, can I change my mind?

        No. All exercises of Subscription Rights are irrevocable, even if you later learn information that you consider to be unfavorable to the exercise of your Subscription Rights. You should not exercise your Subscription Rights unless you are certain that you wish to purchase additional shares of our Common Stock at the Subscription Price.

Are there risks in exercising my Subscription Rights?

        Yes. The exercise of your Subscription Rights involves risks. Exercising your Subscription Rights means buying shares of our Common Stock and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the risks described under the heading "Risk Factors" in this Prospectus and the risks described in documents incorporated by reference in this Prospectus or any prospectus supplement, including but not limited to the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operation" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017. The Rights Offering will increase the number of outstanding shares of our Common Stock (assuming the exercise of the Subscription Rights in full) by approximately 21.3% and the trading volume in our Common Stock may fluctuate more than usual and cause significant price variations to occur. The market price of our Common Stock will depend on many factors, which may change from time to time, including our financial condition, performance, creditworthiness and prospects, future sales of our securities and other factors. Volatility in the market price of our Common Stock may prevent you from being able to sell our Common Stock when you want or at prices you find attractive. You should make your decision based on your assessment of our business and financial condition, our prospects for the future, the terms of this Rights Offering and the information contained in, or incorporated by reference into, this Prospectus or any prospectus supplement.

Has our Board made a recommendation to our shareholders regarding the Rights Offering and is the Board participating in the Rights Offering?

        Our Board is making no recommendation regarding your exercise of the Subscription Rights. Shareholders who exercise Subscription Rights risk investment loss on new money invested. We cannot assure you that the market price of our Common Stock will be above the Subscription Price at the time of exercise or at the expiration of the Rights Offering or that anyone purchasing shares at the Subscription Price will be able to sell those shares in the future at the same price or a higher price. You are urged to decide whether or not to exercise your Subscription Rights based on your own assessment of our business and the Rights Offering. Among other things, you should carefully consider the risks described under the heading "Risk Factors" in this Prospectus and the risks described in documents incorporated by reference in this Prospectus or any prospectus supplement, including but not limited to the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operation" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

        As of the Record Date, the Standby Purchaser and its affiliates beneficially owned approximately 10.2% of the outstanding shares of Common Stock and Mr. Crivello, a member of the Board since August 24, 2017, and our Chief Executive Officer since November 14, 2017, also serves as the Chief Financial Officer of PW Capital (an affiliate of the Standby Purchaser). You should not view the intentions of the Standby Purchaser as a recommendation or other indication by it or its affiliates or any member of our Board, regarding whether the exercise of the Subscription Rights is or is not in your best interests.

        To the extent they hold Common Stock as of the Record Date, our directors and executive officers are entitled to participate in the Rights Offering on the same terms and conditions applicable to all other shareholders. While some of our directors and executive officers may participate in this Rights Offering, they are not required to do so.

What fees or charges apply if I exercise my Subscription Rights?

        We are not charging any fees or sales commissions to issue Subscription Rights to you or to issue shares to you if you exercise your Subscription Rights. If you exercise your Subscription Rights through a broker or other holder of your shares, you are responsible for paying any fees that person may charge.

How do I exercise my Subscription Rights if I live outside of the United States or have a U.S. military post office or foreign post office address?

        The Subscription Agent will hold Subscription Rights Certificates for shareholders having addresses outside the United States or who have a U.S. military post office or foreign post office address. In order to exercise Subscription Rights, our foreign shareholders and shareholders with a U.S. military post office or foreign post office address must notify the Subscription Agent and timely follow other procedures described below under the heading "The Rights Offering—Foreign Shareholders."

When will I receive my new shares of Common Stock?

        All shares of Common Stock that you purchase in the Rights Offering will be issued in book-entry, or uncertificated, form. When issued, the shares will be registered in the name of the Subscription Rights holder of record. As soon as practicable after the expiration of the Rights Offering, the Subscription Agent will arrange for the issuance of the shares of Common Stock purchased pursuant to the Basic Subscription Privilege. Shares purchased pursuant to the Over-Subscription Privilege will be issued as soon as practicable after the Expiration Date and following the completion of any pro-rations as may be necessary in the event the Over-Subscription Privilege requests exceed the number of shares available to satisfy such requests. Subject to state securities laws and regulations, we have the discretion to delay distribution of any shares you may have elected to purchase by exercise of your Subscription Rights in order to comply with state securities laws.

Will the Subscription Rights be listed on a stock exchange or trading market?

        The Subscription Rights may not be sold, transferred or assigned to anyone else and will not be listed on the Nasdaq Global Market or any other stock exchange or trading market. Our Common Stock trades on the Nasdaq Global Market under the symbol "DAVE" and the shares to be issued in connection with the Rights Offering or in a private placement to the Standby Purchaser will also be listed on the Nasdaq Global Market under the same symbol.

What are the U.S. federal income tax consequences of exercising my Subscription Rights?

        We intend to take the reporting position that a holder of Common Stock will not recognize income or loss for U.S. federal income tax purpose in connection with the receipt or exercise of Subscription Rights. However, no assurance can be given that the IRS will not challenge this reporting position. For a discussion of the tax consequences if the receipt of the Subscription Rights is non-taxable and the tax consequences if the receipt of the Subscription Rights is taxable, see the discussion in "Certain Material U.S. Federal Income Tax Consequences." You should seek specific tax advice from your tax advisor in light of your particular circumstances and as to the applicability and effect of any other tax laws.

What happens if I choose not to exercise my Subscription Rights?

        You are not required to exercise your Subscription Rights or otherwise take any action in response to this Rights Offering. If you do not exercise your Subscription Rights and the Rights Offering is completed, the number of shares of our Common Stock you own will not change but your percentage ownership of our total outstanding voting stock will decrease because shares will be purchased by other shareholders in the Rights Offering or by the Standby Purchaser. Your percentage ownership of our voting stock may also decrease if you do not exercise your Basic Subscription Privilege in full.

How many shares of Common Stock will be outstanding after the Rights Offering?

        As of March 9, 2018, 7,417,125 shares of Common Stock were issued and outstanding. Assuming no other transactions by us involving our Common Stock, and no options for our Common Stock are exercised prior to the expiration of the Rights Offering, if the Rights Offering is fully subscribed through the exercise of the Subscription Rights and/or the Standby Purchaser acquires all of the Common Stock not purchased by the holders of Subscription Rights, then an additional 1,581,831 shares of our Common Stock will be issued and outstanding after the closing of the Rights Offering, for a total of 8,998,956 shares of Common Stock issued and outstanding. As a result of the Rights Offering, the ownership interests and voting interests of the existing shareholders that do not fully exercise their Basic Subscription Privileges will be diluted.

How much money will we receive from the Rights Offering?

        If the Rights Offering is fully subscribed through the exercise of the Subscription Rights and/or the Standby Purchaser acquires all of the Common Stock not purchased by the holders of Subscription Rights, the total proceeds to us from the Rights Offering (before expenses) will be $5,536,408.50. If, on the other hand, no shareholders were to purchase any shares of Common Stock through the exercise of their Basic Subscription Privileges and Over-Subscription Privileges, the total proceeds would be $3,074,085 from the issuance to the Standby Purchaser of approximately 878,310 shares of the 1,581,831 shares offered pursuant to the Rights Offering, as a result of the Standby Purchaser Limitation.

To whom should I send my forms and payment?

        If your shares are held in the name of a broker, dealer or other nominee, then you should send your subscription documents, rights certificate, notices of guaranteed delivery and subscription payment to that record holder. If you are the record holder, then you should send your subscription documents, Subscription Rights Certificate, Notice of Guaranteed Delivery and Subscription Price payment by hand delivery or overnight courier service to:

Broadridge Corporate Issuer Solutions, Inc.
Attn: BCIS IWS
51 Mercedes Way
Edgewood, NY 11717

        If delivering documents via first class mail, you should send your subscription documents, Subscription Rights Certificate, Notice of Guaranteed Delivery and Subscription Price payment to:

Broadridge Corporate Issuer Solutions, Inc.
Attention: Reorganization Department
P.O. Box 1317
Brentwood, NY 11717-0693

        You are solely responsible for completing delivery to the Subscription Agent of your subscription documents, Subscription Rights Certificate and payment. We urge you to allow sufficient time for delivery of your subscription materials to the Subscription Agent.

What if I have more questions?

        If you have more questions about the Rights Offering or need additional copies of the Rights Offering documents, please contact the Subscription Agent (Broadridge Corporate Issuer Solutions, Inc.) at (855) 793-5068.

RISK FACTORS

        An investment in our securities involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained or incorporated by reference into this Prospectus or any prospectus supplement, including but not limited to the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operation" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and any risks described in our other filings with the Securities and Exchange Commission, pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act of 1934, as amended, before making a decision to invest in our Common Stock.

        The risks described below and in the documents referred to in the preceding sentence are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. If any of the following risks actually occurs, our business, results of operations and financial condition could suffer. In that case, the market price of our Common Stock could decline, and you may lose all or part of your investment.

Risks Related to the Rights Offering and Our Common Stock

The Subscription Price determined for this Rights Offering is not necessarily an indication of the value of our Common Stock.

        The Subscription Price has been set at the same price of $3.50 per share at which we sold our Common Stock under the Stock Purchase Agreement, and represents an approximately 52.3% discount to the closing sales price of our Common Stock, as reported by the Nasdaq Global Market, on March 9, 2018. The Subscription Price is not necessarily related to our book value, results of operations, cash flows, financial condition or the future market value of our Common Stock. We cannot assure you that you will be able to sell shares purchased in this Rights Offering at a price equal to or greater than the Subscription Price. We do not intend to change the Subscription Price in response to changes in the market price of our Common Stock prior to the closing of the Rights Offering.

The Rights Offering may cause the price of our Common Stock to decline.

        Depending upon the market price of our Common Stock at the time of our announcement of the Rights Offering and its terms, including the Subscription Price, together with the number of shares of Common Stock we could issue if the Rights Offering is completed, may result in a decrease in the market price of our Common Stock. This decrease may continue after the completion of the Rights Offering. If that occurs, your purchase of shares of our Common Stock in the Rights Offering may be at a price greater than the prevailing market price.

Because you may not revoke or change your exercise of the Subscription Rights, you could be committed to buying shares above the prevailing market price at the time the Rights Offering is completed.

        Once you exercise your Subscription Rights, you may not revoke or change the exercise. The market price of our Common Stock may decline before the Subscription Rights expire. If you exercise your Subscription Rights, and, afterwards, the market price of our Common Stock decreases below the Subscription Price, you will have committed to buying shares of our Common Stock at a price above the prevailing market price and could have an immediate unrealized loss.

        Our Common Stock is traded on the Nasdaq Global Market under the symbol "DAVE," and the closing sale price of our Common Stock on the Nasdaq Global Market on March 9, 2018 was $7.35 per share. There can be no assurances that the market price of our Common Stock will equal or exceed the Subscription Price at the time of exercise or at the expiration of the Subscription Rights offering period.

You may not be able to resell any shares of our Common Stock that you purchase pursuant to the exercise of Subscription Rights immediately upon expiration of the Subscription Rights offering period or be able to sell your shares at a price equal to or greater than the Subscription Price.

        If you exercise Subscription Rights, you may not be able to resell the Common Stock purchased by exercising your Subscription Rights until you, or your broker, custodian bank or other nominee, if applicable, have received those shares. Moreover, you will have no rights as a shareholder of the shares you purchased in the Rights Offering until we issue the shares to you. Although we will endeavor to issue the shares as soon as practicable after completion of the Rights Offering, including the guaranteed delivery period and after all necessary calculations have been completed, there may be a delay between the Expiration Date of the Rights Offering and the time that the shares are issued. In addition, we cannot assure you that, following the exercise of your Subscription Rights, you will be able to sell your Common Stock at a price equal to or greater than the Subscription Price.

If you do not exercise your Subscription Rights, you will suffer dilution.

        If you do not exercise your Subscription Rights, you will suffer dilution of your percentage ownership of our equity securities relative to shareholders who exercise their Subscription Rights and/or the Standby Purchaser.

        As of March 9, 2018, there were 7,417,125 shares of our Common Stock outstanding. We anticipate issuing a total of 1,581,831 shares of Common Stock in connection with the Rights Offering and the transactions contemplated by the Standby Purchase Agreement.

        Based on the number of shares of Common Stock outstanding as of March 2, 2018 and assuming that no options are exercised and there are no other changes in the number of outstanding shares prior to the expiration of the Rights Offering, if we issue all 1,581,831 shares of Common Stock available in this Rights Offering (to shareholders participating in the Rights Offering and/or the Standby Purchaser), we would have 8,998,956 shares of Common Stock outstanding following the completion of the Rights Offering and the transactions contemplated by the Backstop Commitment.

We have broad discretion in the use of the net proceeds from this Rights Offering and may not use them effectively.

        We intend to use a portion of the net proceeds from the Rights Offering to repay at least $1,000,000 in principal amount of outstanding indebtedness under our term loan with Venture Bank. We will have broad discretion in determining how the remaining net proceeds from the Rights Offering will be used. See "Use of Proceeds" for a more detailed description of the debt repayment terms. Our flexibility in the use of the remaining net proceeds may result in increased risks to the investors in the Rights Offering. Our shareholders may not agree with the manner in which we choose to allocate and spend the net proceeds.

We may cancel the Rights Offering at any time prior to the expiration of the Rights Offering period, and neither we nor the Subscription Agent will have any obligation to you except to return your subscription payment.

        We may at our sole discretion cancel the Rights Offering at any time prior to the expiration of the Rights Offering period. If we elect to cancel the Rights Offering, neither we nor the Subscription Agent will have any obligation with respect to the Subscription Rights except to return to you, without interest or penalty, as soon as practicable any subscription payments.

If you do not act promptly and follow the subscription instructions, your exercise of Subscription Rights will be rejected.

        Shareholders that desire to purchase shares in the Rights Offering must act promptly to ensure that all required forms and payments are actually received by the Subscription Agent prior to the Expiration Date of the Rights Offering. If you are a beneficial owner of shares, you must act promptly to ensure that your broker, dealer, custodian bank or other nominee acts for you and that all required forms and payments are actually received by the Subscription Agent prior to the expiration of the Rights Offering period. We are not responsible if your broker, dealer, custodian bank or nominee fails to ensure that all required forms and payments are actually received by the Subscription Agent prior to the expiration of the Rights Offering period. If you fail to complete and sign the required subscription forms, send an incorrect payment amount or otherwise fail to follow the subscription procedures that apply to your exercise in the Rights Offering prior to the expiration of the Rights Offering period, the Subscription Agent may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received. Neither we nor the Subscription Agent undertakes to contact you concerning, or attempt to correct, an incomplete or incorrect subscription form. We have the sole discretion to determine whether the exercise of your Subscription Rights properly and timely follows the subscription procedures.

If you make payment of the Subscription Price by uncertified personal check, your check may not clear in sufficient time to enable you to purchase shares in the Rights Offering.

        Any uncertified personal check used to pay the Subscription Price in the Rights Offering must clear prior to the Expiration Date of the Rights Offering, and the clearing process may require five or more business days. As a result, if you choose to use an uncertified personal check to pay the Subscription Price, it may not clear prior to the Expiration Date, in which event you would not be eligible to exercise your Subscription Rights. You may eliminate this risk by paying the Subscription Price by certified or cashier's check or bank draft drawn on a U.S. bank.

The receipt of Subscription Rights may be treated as a taxable dividend to you.

        The U.S. federal income tax consequences of the Rights Offering will depend on whether the Rights Offering is part of a "disproportionate distribution." We intend to take the reporting position the Subscription Rights issued pursuant to the Rights Offering (a) are not part of a "disproportionate distribution" and (b) will not be a taxable distribution with respect to your existing Common Stock. The disproportionate distribution rules are complicated, however, and their application is uncertain, and thus counsel is not rendering an opinion regarding the application of such rules. Accordingly, it is possible that the IRS could successfully challenge our reporting position and assert that the Rights Offering is a taxable distribution. For a discussion of the tax consequences if this is non-taxable and the tax consequences if this is taxable, see the discussion in "Certain Material U.S. Federal Income Tax Consequences."

The Subscription Rights are non-transferable and thus there will be no market for them.

        You may not sell, transfer or assign your Subscription Rights to anyone else. We do not intend to list the Subscription Rights on any securities exchange or any other trading market. Because the Subscription Rights are non-transferable, there is no market or other means for you to directly realize any value associated with the Subscription Rights.

Risks Relating to Ownership of Our Common Stock

Our stock price has been volatile and may continue to be volatile.

        The market price of our Common Stock has fluctuated, and may continue to fluctuate, substantially. The price of our Common Stock that will prevail in the market after the Rights Offering may be higher or lower than the subscription price, depending on many factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include, but are not limited to, the following:

  •
  price and volume fluctuations in the Nasdaq stock market from time to time;

  •
  significant volatility in the market price and trading volume of securities of our competitors;

  •
  our ability to remain compliant with the Nasdaq listing standards;

  •
  actual or anticipated changes in our earnings or fluctuations in our operating results or changes in the expectations or recommendations of securities analysts;

  •
  material announcements by us or our competitors regarding business performance, financings, mergers and acquisitions or other transactions;

  •
  general economic conditions and trends;

  •
  competitive factors and pricing pressures specific to the restaurant industry; or

  •
  departures of key personnel.

We have never paid dividends on our capital stock and we do not anticipate paying any dividends in the foreseeable future. Consequently, any profits from an investment in our Common Stock will depend on whether the price of our Common Stock increases.

        We have not paid dividends on our Common Stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business, as well as to reduce our debt levels. Any future determination to declare dividends will be made at the discretion of our Board and will depend on such factors as earnings levels, capital requirements, loan agreement or other contractual restrictions, our financial condition and other factors deemed relevant by our Board. As a result, capital appreciation, if any, of our Common Stock will be your sole source of gain for the foreseeable future.

Our Articles of Incorporation grant our Board the power to issue additional shares of common and preferred stock and to designate other classes of preferred stock, all without shareholder approval.

        Our authorized capital consists of 100 million shares of capital stock. Pursuant to authority granted by our Articles of Incorporation, as amended (the "Articles"), our Board, without any action by our shareholders, may designate and issue shares in such classes or series (including classes or series of preferred stock) as it deems appropriate and establish the rights, preferences and privileges of such shares, including dividends, liquidation and voting rights, provided it is consistent with Minnesota law. As of March 9, 2018, we had 7,417,125 shares of Common Stock outstanding. No other classes or series of capital stock were outstanding on such date. The rights of holders of other classes or series of stock that may be issued could be superior to the rights of holders of our Common Stock. Our Board's ability to designate and issue such undesignated shares could impede or deter an unsolicited tender offer or takeover proposal. The designation and issuance of shares of capital stock having preferential rights could adversely affect the voting power and other rights appurtenant to shares of our Common Stock. Furthermore, any issuances of additional stock (common or preferred) will dilute the percentage of ownership interest of then-current holders of our capital stock and may dilute our book value per share.

We may require additional capital in the future and you may incur dilution to your stock holdings.

        If capital requirements vary materially from those currently planned, we may require additional capital sooner than expected. There can be no assurance that such capital will be available in sufficient amounts or on terms acceptable to us, if at all.

        We have the authority to issue up to 100,000,000 shares of capital stock (of which, as of March 9, 2018, 7,417,125 shares of Common Stock were outstanding and options to purchase an additional 439,603 shares of Common Stock were outstanding). Holders of our Common Stock that do not exercise their Basic Subscription Privilege in full in the Rights Offering will experience dilution. Further, if we issue additional Common Stock, or securities convertible into or exchangeable or exercisable for Common Stock, our shareholders may experience dilution, and any such issuances may result in downward pressure on the price of our Common Stock. We also cannot assure you that we will be able to sell shares or other securities in any future offering at a price per share that is equal to or greater than the price per share paid by investors in this Rights Offering, and investors purchasing shares or other securities in the future could have rights superior to existing shareholders.

Anti-takeover provisions in Minnesota law might discourage or delay acquisition attempts for us that you might consider favorable.

        We are subject to the provisions of Section 302A.673 of the Minnesota Business Corporation Act, which regulates business combinations. Section 302A.673 generally prohibits any business combination by an issuing public corporation, or any of its subsidiaries, with an interested shareholder, which means any shareholder that purchases 10% or more of our voting shares within four years following the date the person became an interested shareholder, unless the business combination is approved by a committee composed solely of one or more disinterested members of our Board before the date the person became an interested shareholder.

        We are also subject to Section 302A.675 of the Minnesota Business Corporation Act, which generally prohibits an offeror from acquiring our shares within two years following the offeror's last purchase of our shares pursuant to a takeover offer with respect to that class, unless our shareholders may sell their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. This provision does not apply if the share acquisition is approved by a committee of disinterested members of our Board before the purchase of any shares by the offeror pursuant to the earlier takeover offer.

        These anti-takeover provisions could discourage, delay or prevent a transaction involving a change in control of our Company, even if doing so would benefit our shareholders.

Risks Relating to Our Business

Challenging economic conditions may have a negative effect on our business and financial results.

        The restaurant industry is affected by macro-economic factors, including changes in national, regional and local economic conditions, employment levels and consumer spending patterns. Challenging economic conditions may negatively impact consumer spending and thus cause a decline in our financial results. For example, international, domestic and regional economic conditions, consumer income levels, financial market volatility, social unrest, governmental, political and budget matters and a slow or stagnant pace of economic growth generally may have a negative effect on consumer confidence and discretionary spending. In recent years, we believe these factors and conditions have affected consumer traffic and comparable restaurant sales for us and throughout our industry and may continue to result in a challenging sales environment in the casual dining sector. A decline in economic conditions or negative developments with respect to any of the other factors mentioned above, generally or in particular markets in which we or our franchisees operate, and our guests' reactions to these trends could result in increased pressure with respect to our pricing, traffic levels, commodity and other costs and the continuation of our innovation and productivity initiatives, which could negatively impact our business and results of operations. These factors could also cause us or our franchisees to, among other things, reduce the number and frequency of new restaurant openings, impair the assets of or close restaurants as well as delay remodeling of existing restaurant locations. Further, poor economic conditions may force nearby businesses to shut down, which could cause our restaurant locations to be less attractive.

A failure to maintain continued compliance with the financial covenants of our credit facility may result in termination of the credit facility and may have a material adverse effect on our ability to accomplish our business objectives.

        On December 2, 2016, we and certain of our affiliates entered into a credit arrangement with Venture Bank providing for three separate loans with aggregate borrowings of $11.0 million (the "Credit Facility"). We are subject to various financial and non-financial covenants under the Credit Facility, including a minimum debt-service coverage ratio. As of December 31, 2017, we were in compliance with all of our covenants; however, there can be no assurance that we will be able to comply with all of our financial and non-financial covenants in the future. A failure to comply with these covenants could cause us to be in default of our agreements and Venture Bank would be within its rights to accelerate the maturity dates of any amounts owed on our existing loans. If we were unable to repay outstanding amounts, either using current cash reserves, a replacement facility or another source of capital, our lender would have the right to foreclose on our real estate and personal property, which serves as collateral for the loans. Replacement financing may be unavailable to us on similar terms or at all. Termination of our existing loans without adequate replacement, either through a similar facility or other sources of capital, would have a material and adverse impact on our ability to continue our business operations.

Our future revenue, operating income and cash flows are dependent on consumer preference and our ability to successfully execute our plan.

        Our Company's future revenue and operating income will depend upon various factors, including continued and additional market acceptance of the Famous Dave's brand, the quality of our restaurant operations, our ability to grow our brand, our ability to successfully expand into new and existing markets, our ability to successfully execute our franchise program, our ability to raise additional financing as needed, discretionary consumer spending, the overall success of the venues where Famous Dave's restaurants are or will be located, economic conditions affecting disposable consumer income, general economic conditions and the continued popularity of the Famous Dave's concept. An adverse change in any or all of these conditions would have a negative effect on our operations and the market value of our Common Stock.

        We may choose not to open any more Company-owned restaurants and anticipate that most future restaurant growth will be through our franchisees. There is no guarantee that any of these franchise-operated restaurants will open when planned, or at all, due to many factors that may affect the development and construction of our restaurants, including landlord delays, weather interference, unforeseen engineering problems, environmental problems, construction or zoning problems, local government regulations, modifications in design to the size and scope of the project, and other unanticipated increases in costs, any of which could give rise to delays and cost overruns. There can be no assurance that we will successfully implement our growth plan for our Company-owned and franchise-operated restaurants. In addition, we also face all of the risks, expenses and difficulties frequently encountered in the development of an expanding business.

Competition may reduce our revenue, operating income and cash flows.

        Competition in the restaurant industry is intense. The restaurant industry is affected by changes in consumer preferences, as well as by national, regional and local economic conditions, including real estate and demographic trends, traffic patterns, the cost and availability of qualified labor and product availability. Discretionary spending priorities, traffic patterns, tourist travel, weather conditions and the type, number and location of competing restaurants, among other factors, will also directly affect the performance of our restaurants. Changes in any of these factors in the markets where we currently operate our restaurants could adversely affect the results of our operations.

        Increased competition by existing or future competitors may reduce our sales. Our restaurants compete with moderately-priced restaurants primarily on the basis of quality of food and service, atmosphere, location and value. In addition to existing barbeque restaurants, we face competition from steakhouses and other restaurants featuring protein-rich foods. We also compete with other restaurants and retail establishments for quality sites.

        Many of our competitors have substantially greater financial, marketing and other resources than we do. Regional and national restaurant companies continue to expand their operations into our current and anticipated market areas. We believe our ability to compete effectively depends on our ongoing ability to promote our brand and offer high quality food and hospitality in a distinctive and comfortable environment. If we are unable to respond, or unable to respond in a timely manner, to the various competitive factors affecting the restaurant industry, our revenue, operating income and cash flows, as well as our growth plans, could be adversely affected.

Our failure to execute our franchise program may negatively impact our revenue, operating income and cash flows.

        Our growth and success depends in part upon increasing the number of our franchised restaurants through execution of area development and franchise agreements with new and existing franchisees in new and existing markets. We are also pursuing a strategic "re-franchising" initiative to transition our Company-owned restaurants into franchised locations. Our ability to successfully franchise additional restaurants and re-franchise existing Company-owned restaurants will depend on various factors, including our ability to attract, contract with and retain quality franchisees, the availability of suitable sites, the negotiation of acceptable leases or purchase terms for new locations, the negotiation of acceptable terms for the re-franchising of existing Company-owned restaurants, permitting and regulatory compliance, the ability to meet construction schedules, the financial and other capabilities of our franchisees, our ability to manage this anticipated expansion and general economic and business conditions. Additionally, certain of our long-term debt is subject to various financial covenants and secured by the land and real estate of restaurant locations that we own, and we will likely have to obtain approval from our lender and refinance this long-term debt. We may also be subject to additional impairment charges, lease termination and other charges, and increased financial statement disclosure requirements. Many of the foregoing factors are beyond the control of the Company or our franchisees and there can be no assurance that we will be able to successfully carry out our franchising and refranchising strategy on terms acceptable to our management and Board, or at all.

        Our growth and success also depend upon the ability of our franchisees to operate their restaurants successfully to our standards and promote the Famous Dave's brand. Although we have established criteria to evaluate prospective franchisees, and our franchise agreements include certain operating standards, each franchisee operates its restaurant independently. Various laws limit our ability to influence the day-to-day operation of our franchise restaurants. We cannot assure you that our franchisees will be able to successfully operate Famous Dave's restaurants in a manner consistent with our concepts and standards, which could reduce their sales and, correspondingly, our franchise royalties, and could adversely affect our revenue, operating income and cash flows, and our ability to leverage the Famous Dave's brand. In addition, there can be no assurance that our franchisees will have access to financial resources necessary to open the restaurants required by their respective area development agreements, which would negatively impact our growth plans.

We may not be successful in maintaining or expanding our international footprint.

        Our current franchise program includes four restaurants in the Commonwealth of Puerto Rico, one restaurant in Manitoba, Canada, and three restaurants in the United Arab Emirates. Because there are a very limited number of international restaurants, we may not be completely aware of the development efforts involved and barriers to entry into new foreign markets. As a result, we may incur more expenses than originally anticipated and there is a risk that we may not be successful in expanding internationally. If we are successful in maintaining or expanding our international footprint, our future results could be materially adversely affected by a variety of uncontrollable and changing factors affecting international operations including, among others, regulatory, social, political or economic conditions in a specific country or region, trade protection measures and other regulatory requirements, government spending patterns and changes in the laws and policies. Furthermore, by maintaining or expanding our international footprint, our brand value could be harmed by factors outside of our control, including, among other things, difficulties in achieving the consistency of product quality and service compared to our U.S. restaurants and an inability to obtain adequate and reliable supplies of ingredients and products.

The restaurant industry is subject to extensive government regulation that could negatively impact our business.

        The restaurant industry is subject to extensive federal, state, and local government regulation by various government agencies, including state and local licensing, zoning, land use, construction and environmental regulations and various regulations relating to the preparation and sale of food and alcoholic beverages, sanitation, disposal of refuse and waste products, public health, safety and fire standards, adjustments to tip credits, increases to minimum wage requirements, workers' compensation and citizenship requirements. Due to the fact that we offer and sell franchises, we are also subject to federal regulation and certain state laws which govern the offer and sale of franchises. Many state franchise laws impose substantive requirements on franchise agreements, including limitations on non-competition provisions and termination or non-renewal of a franchise. We may also be subject in certain states to "dram-shop" statutes, which provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. In addition, our operating results would be adversely affected in the event we fail to maintain our food and liquor licenses.

        Any change in the current status of such regulations, including an increase in team member benefits costs, any and all insurance rates, or other costs associated with team members, could substantially increase our compliance and labor costs. Because we pay many of our restaurant-level team members rates based on either the federal or the state minimum wage, increases in the minimum wage would lead to increased labor costs. In 2014, the general counsel's office of the National Labor Relations Board issued complaints naming the McDonald's Corporation as a joint employer of workers at its franchisees for alleged violations of the Fair Labor Standards Act. There can be no assurance that other franchisors will not receive similar complaints in the future which may result in legal proceedings based on the actions of its franchisees. Enactment and enforcement of various federal, state and local laws, rules and regulations on immigration and labor organizations may adversely impact the availability and costs of labor for our restaurants in a particular area or across the United States. Other labor shortages or increased team member turnover could also increase labor costs. Furthermore, restaurant operating costs are affected by increases in unemployment tax rates and similar costs over which we have no control.

        The Affordable Care Act requires restaurant companies such as ours to disclose calorie information on their menus beginning in May 2018. We do not expect to incur any material costs from compliance with this provision, but there is a risk that consumers' dining preferences may be impacted by such menu labeling. If we elect to alter our recipes in response to such a change in dining preferences, doing so could increase our costs and/or change the flavor profile of our menu offerings which could have an adverse impact on our results of operations.

U.S. federal income tax reform could adversely affect us.

        On December 22, 2017, President Donald Trump signed into law sweeping tax reform, which overhauls individual, business and international taxes including, but not limited to:

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  Reducing the corporate federal statutory tax rate to 21%

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  Limiting net interest expense deductions to 30% of adjusted taxable income

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  Limiting the net operating loss deduction to 80% of taxable income

        The reduction in tax rate caused the valuation of our net deferred tax asset to decrease. If we fail to generate significant taxable income, we may not be able to fully deduct the interest expense on our debt, which could result in us having to pay increased federal income taxes. We have also generated substantial taxable losses in the past and may continue to do so in the future. Although the treatment of tax losses generated before December 31, 2017 has not changed, tax losses generated in fiscal 2018 and beyond will only be able to offset 80% of taxable income, although the losses may be carried forward indefinitely. This could cause us to have to pay federal income taxes despite generating a loss for federal income tax purposes in the future. We continue to work with our tax advisors to determine the full impact that the new tax bill will have on our Company.

        Staff Accounting Bulletin 118 outlines the approach that companies may take if essential information related to the new tax law is not available in reasonable detail by the time the financial statements are filed. We believe that we have reflected all of the material impacts of the New Tax Law in our consolidated financial statements as of and for the year ended December 31, 2017, and that there are no open items; however, our estimates will be finalized throughout fiscal 2018 as we complete our income tax returns for the fiscal year ended December 31, 2017.

We have a material weakness in our internal control over financial reporting.

        Our management has identified a material weakness in our internal control over financial reporting and as a result concluded that our disclosure controls and procedures were not effective as of December 31, 2017. Specifically, management concluded that we did not maintain effective controls surrounding the preparation of our income tax provision and the use of Excel spreadsheets. While the material weakness did not result in any material or immaterial misstatements to our previously filed financial statements, the control deficiency could increase the likelihood of inaccuracies in our financial statements. Although management is in the process of developing and implementing a plan to remediate the deficiency in internal control, there is no assurance that the plan will remediate the material weakness or ensure that our internal controls over financial reporting will be effective in the future which could have a material adverse effect on our business, including, among other things, our ability to access the capital markets and our ability to provide accurate financial information.

We are subject to the risks associated with the food services industry, including the risk that incidents of food-borne illnesses or food tampering could damage our reputation and reduce our restaurant sales.

        Our industry is susceptible to the risk of food-borne illnesses. As with any restaurant operation, we cannot guarantee that our internal controls and training will be fully effective in preventing all food-borne illnesses. Furthermore, our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by third-party food suppliers and distributors outside of our control and/or multiple locations being affected rather than a single restaurant. New illnesses resistant to any precautions may develop in the future, or diseases with long incubation periods could arise that could give rise to claims or allegations on a retroactive basis. Reports in the media or on social media of one or more instances of food-borne illness in one of our Company-owned restaurants, one of our franchise-operated restaurants or in one of our competitor's restaurants could negatively affect our restaurant sales, force the closure of some of our restaurants and conceivably have a national impact if highly publicized. This risk exists even if it were later determined that the illness had been wrongly attributed to the restaurant. Furthermore, other illnesses could adversely affect the supply of some of our food products and significantly increase our costs. A decrease in customer traffic as a result of these health concerns or negative publicity could materially harm our business, results of operations and financial condition.

Our ability to exploit our brand depends on our ability to protect our intellectual property, and if any third parties make unauthorized use of our intellectual property, our competitive position and business could suffer.

        We believe that our trademarks and other intellectual proprietary rights are important to our success and our competitive position. Accordingly, we have registered various trademarks and make use of various unregistered marks. However, the actions we have taken or may take in the future to establish and protect our trademarks and other intellectual proprietary rights may be inadequate to prevent others from imitating our products and concept or claiming violations of their trademarks and proprietary rights by us. Although we intend to defend against any improper use of our marks to the fullest extent allowable by law, litigation related to such defense, regardless of the merit or resolution, may be costly and time consuming and divert the efforts and attention of our management.

Our financial performance is affected by our ability to contract with reliable suppliers and food service distributors at competitive prices.

        In order to maximize operating efficiencies, we have entered into arrangements with food manufacturers and distributors pursuant to which we obtain approximately 85% of the products used by the Company, including, but not limited to, pork, poultry, beef and seafood. Although we may be able to obtain competitive products and prices from alternative suppliers, an interruption in the supply of products delivered by our food suppliers could adversely affect our operations in the short term. Due to the rising market price environment, our food costs may increase without the desire and/or ability to pass that price increase to our customers.

        Although we do contract for utilities in all available states, the costs of these energy-related items will fluctuate due to factors that may not be predictable, such as the economy, current political/international relations and weather conditions. Because we cannot control these types of factors, there is a risk that prices of energy/utility items will increase beyond our current projections and adversely affect our operations.

We could be adversely impacted if our information technology and computer systems do not perform properly or if we fail to protect our customers' credit card information or our employees' personal data.

        We rely heavily on information technology to conduct our business, and any material failure or interruption of service could adversely affect our operations. Furthermore, we accept credit and debit card payments in our restaurants. Recently, retailers have experienced actual or potential security breaches in which credit and debit card information may have been compromised, including several highly-publicized incidents. Although we take it very seriously and expend resources to ensure that our information technology operates securely and effectively, any security breaches could result in disruptions to operations or unauthorized disclosure of confidential information. If our customers' consumer data or our team members' personal data are compromised, our operations could be adversely affected, our reputation could be harmed, and we could be subjected to litigation or the imposition of penalties and other remedial costs. In addition, as a franchisor, we are subject to additional reputation risk associated with data breaches that could occur at one of our franchise locations that could potentially harm the Famous Dave's brand reputation.

Failure to achieve our projected cost savings from our efficiency initiatives could adversely affect our results of operations and eliminate potential funding for growth opportunities.

        In recent years, we have identified strategies and taken steps to reduce operating costs and free up resources to reinvest in our business. These strategies include supply chain efficiencies, reducing food waste, implementing labor scheduling tools and various information systems projects. We continue to evaluate and implement further cost-saving initiatives. However, the ability to reduce our operating costs through these initiatives is subject to risks and uncertainties, such as our ability to obtain improved supply pricing and the reliability of any new suppliers or technology, and we cannot assure you that these activities, or any other activities that we may undertake in the future, will achieve the desired cost savings and efficiencies. Failure to achieve such desired savings could adversely affect our results of operations and financial condition and curtail investment in growth opportunities.

We may be unable to reduce our general and administrative expenses to the previously announced intended levels.

        We recently announced our goal to reduce our general and administrative expenses to $8 million in 2018. While we believe that this goal is achievable, there can be no assurance that we will be able to reduce our general and administrative expenses to this level within our intended time frame or at all. The bonus compensation of our Chief Executive Officer and Chief Operating Officer is tied to our share price, such that increases in our share price entitle them to grants of shares of our Common Stock or cash. These grants of our Common Stock are fully vested upon issuance, which will result in an immediate general and administrative expense charge when granted. While we cannot predict the future price of our shares, a significant increase in the price will result in our recognition of significant additional compensation expense.

Litigation could have a material adverse impact on our business and our financial performance.

        We are subject to lawsuits, administrative proceedings and claims that arise in the regular course of business. These matters typically involve claims by consumers, employees and others regarding issues such as food borne illness, food safety, premises liability, "dram shop" statute liability, compliance with wage and hour requirements, work-related injuries, promotional advertising, discrimination, harassment, disability and other operational issues common to the foodservice industry, as well as contract disputes and intellectual property infringement matters. Significant legal fees and costs in complex class action litigation or an adverse judgment or settlement that is not insured or is in excess of insurance coverage could have a material adverse effect on our financial position and results of operations.

Significant adverse weather conditions and other disasters or unforeseen events could negatively impact our results of operations.

        Adverse weather conditions and natural disasters and other unforeseen events, such as winter storms, severe temperatures, thunderstorms, floods, hurricanes and earthquakes, terror attacks, war and widespread/pandemic illness, and the effects of such events on economic conditions and consumer spending patterns, could negatively impact our results of operations. Temporary and prolonged restaurant closures may occur and consumer traffic may decline due to the actual or perceived effects from these events. For example, Hurricane Harvey and Hurricane Irma forced several of our franchise-operated restaurants to close for an extended period of time. Severe winter weather conditions have also impacted our customer traffic and results of operations in the past.

We evaluate restaurant sites and long-lived assets for impairment and expenses recognized as a result of any impairment would negatively affect our financial condition and consolidated results of operations.

        During fiscal 2017, we recognized aggregate losses of $10.3 million in continuing and discontinued operations related to losses on the sales of restaurants, asset impairment, estimated lease termination and other closing costs. As we continue to execute on our re-franchising initiative, we expect to incur additional impairment charges.

        We evaluate restaurant sites and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of restaurant sites to be held and used is measured by a comparison of the carrying amount of the restaurant site to the undiscounted future net cash flows expected to be generated on a restaurant-by-restaurant basis. If a restaurant is determined to be impaired, the loss is measured by the amount by which the carrying amount of the restaurant site exceeds its fair value. Fair value is estimated based on the best information available including estimated future cash flows, expected growth rates in comparable restaurant sales, remaining lease terms, discount rate and other factors. If these estimates change in the future, we may be required to take additional impairment charges for the related assets, which would negatively affect our financial condition and consolidated results of operations. Considerable management judgment is necessary to estimate future cash flows. Accordingly, actual results could vary significantly from such estimates.

Minnesota law and our Articles protect our directors from certain types of lawsuits, which could make it difficult for us to recover damages from them in the event of a lawsuit.

        Minnesota law provides that our directors will not be liable to our Company or to our shareholders for monetary damages for all but certain types of conduct as directors. Our Articles require us to indemnify our directors and officers against all damages incurred in connection with our business to the fullest extent provided or allowed by law. The exculpation provisions may have the effect of preventing shareholders from recovering damages against our directors caused by their negligence, poor judgment or other circumstances. The indemnification provisions may require our Company to use its assets to defend our directors and officers against claims, including claims arising out of their negligence, poor judgment, or other circumstances.

INFORMATION ABOUT THE COMPANY

Famous Dave's of America, Inc.

        Famous Dave's of America, Inc. was incorporated as a Minnesota corporation in March 1994 and opened its first restaurant in Minneapolis, Minnesota in June 1995. As of December 31, 2017, there were 150 Famous Dave's restaurants operating in 32 states, the Commonwealth of Puerto Rico, Canada, and the United Arab Emirates, including 16 Company-owned restaurants and 134 franchise-operated restaurants. An additional 61 franchise restaurants were committed to be developed through signed area development agreements as of December 31, 2017. The Company currently conducts no other significant business activities. Our website address is www.famousdaves.com. None of the information contained on, or that may be accessed through, our website is a prospectus or constitutes part of, or is otherwise incorporated into, this Prospectus or any prospectus supplement.

        Our principal executive offices are located at 12701 Whitewater Drive, Suite 190, Minnetonka, MN 55343, and our telephone number is (952) 294-1300.

        As of December 31, 2017, the Company had:

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  total assets of approximately $36.9 million;

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  total liabilities of approximately $23.4 million; and

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  total shareholders' equity of approximately $13.5 million.

THE RIGHTS OFFERING

        Before deciding whether to exercise your Subscription Rights, you should carefully read this Prospectus or any prospectus supplement, including the information set forth under the heading "Risk Factors" and the information that is incorporated by reference into this Prospectus or any prospectus supplement.

        The following describes the Rights Offering in general and assumes, unless specifically provided otherwise, that you are a record holder of our Common Stock on the Record Date. If you hold your shares in a brokerage account or through a dealer or other nominee, please also refer to "—Notice to Brokers and Nominees" below.

The Subscription Rights

        We are distributing to holders of our Common Stock as of 5:00 p.m., Eastern time, on March 9, 2018, which is the Record Date for this Rights Offering, at no charge, non-transferable Subscription Rights to purchase shares of our Common Stock. For each share of Common Stock held of record at the close of business on the Record Date, you will receive 0.2132674 of a Subscription Right. Each whole Subscription Right will entitle you to purchase one share of our Common Stock at a Subscription Price equal to $3.50 per share of Common Stock. Subscription Rights may only be exercised in whole numbers; we will not issue fractional shares of Common Stock upon exercise of Subscription Rights and, to the extent that the number of Subscription Rights that are distributed to you on the Record Date is not a whole number, the shares of Common Stock issuable upon exercise of the Subscription Rights will be rounded down to the nearest whole share for purposes of determining the number of shares of Common Stock for which you may subscribe. Any excess subscription funds will be returned, without interest or penalty, as soon as practicable after the expiration of the Rights Offering period.

Basic Subscription Privilege

        Each whole Subscription Right that you own will entitle you to purchase one share of our Common Stock at the Subscription Price. You may exercise your Basic Subscription Privilege for some or all of your Subscription Rights, or you may choose not to exercise any Subscription Rights.

        For example, if you owned 1,000 shares of our Common Stock as of the Record Date, you would receive 213.2674 Subscription Rights and would have the right to purchase 213 shares of Common Stock for $3.50 per share (or $745.50 in the aggregate) by exercising your Basic Subscription Privilege in full.

Over-Subscription Privilege

        If you exercise all of the Subscription Rights distributed to you pursuant to the Basic Subscription Privilege, you will also have the opportunity to purchase additional shares not purchased by other shareholders pursuant to their Basic Subscription Privilege at the same Subscription Price per share that applies to the Basic Subscription Privilege.

        You may exercise your Over-Subscription Privilege only if you exercise your Basic Subscription Privilege in full. To determine if you have fully exercised your Basic Subscription Privilege, we will consider only the Basic Subscription Privileges held by you in the same capacity. For example, if you are granted Subscription Rights for shares of our Common Stock that you own individually and shares of our Common Stock that you own jointly with your spouse, you may exercise your Over-Subscription Privilege with respect to the Subscription Rights you own individually, as long as you fully exercise your Basic Subscription Privilege with respect to your individually owned Subscription Rights. You will not, however, be able to exercise the Over-Subscription Privilege you hold collectively with your spouse unless the Basic Subscription Privilege collectively held by you and your spouse is fully exercised. You do not have to subscribe for any shares under the Basic Subscription Privilege owned jointly with your spouse to exercise your individual Over-Subscription Privilege.

        When you complete the portion of your Subscription Rights Certificate to exercise your Over-Subscription Privilege, you will be representing and certifying that you have fully exercised your subscription privileges as to shares of our Common Stock that you hold in that capacity. You must exercise your Over-Subscription Privilege at the same time you exercise your Basic Subscription Privilege in full.

        We will be able to satisfy your exercise of the Over-Subscription Privilege only if other holders of Subscription Rights do not elect to purchase all of the shares offered under their Basic Subscription Privilege. We will satisfy Over-Subscription Requests to the extent sufficient shares are available following the exercise of rights under the Basic Subscription Privilege. If the number of shares of Common Stock requested by all holders exercising the Over-Subscription Privilege is less than the total number of shares available, then subject to the foregoing reservation of rights, each holder of Subscription Rights exercising the Over-Subscription Privilege will receive the total number of shares requested (up to a maximum number of shares equal to such holder's pro rata allocation, as described in the paragraph set forth immediately below).

        If there are not enough shares of Common Stock available to satisfy all subscriptions made under the Over-Subscription Privilege, we will allocate the available shares pro rata among the shareholders exercising their Over-Subscription Privileges. With respect to any individual shareholder, "pro rata" means the percentage of our issued and outstanding shares of Common Stock that such shareholder owned, beneficially or of record, as of the Record Date. Any excess subscription payments received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable following the completion of the Rights Offering.

No Fractional Shares Issuable Upon Exercise of Subscription Rights

        Subscription Rights may only be exercised in whole numbers; we will not issue fractional shares of Common Stock upon exercise of Subscription Rights and, to the extent that the number of Subscription Rights that are distributed to you on the Record Date is not a whole number, the shares of Common Stock issuable upon exercise of the Subscription Rights will be rounded down to the nearest whole share for purposes of determining the number of shares of Common Stock for which you may subscribe. Any excess subscription funds will be returned, without interest or penalty, as soon as practicable after the expiration of the Rights Offering period.

Determination of the Subscription Price

        The Subscription Price has been set at the same purchase price of $3.50 paid by the Designated Purchaser pursuant to the terms of the Stock Purchase Agreement and represents an approximate 52.3% discount to the closing sales price of our Common Stock, as reported by the Nasdaq Global Market, on March 9, 2018. The Subscription Price is not necessarily related to our book value, results of operations, cash flows, financial condition or the future market value of our Common Stock. We cannot assure you that you will be able to sell shares purchased in the Rights Offering at a price equal to or greater than the Subscription Price. We do not intend to change the Subscription Price in response to changes in the market price of our Common Stock prior to the closing of the Rights Offering.

Backstop Commitment

        On January 29, 2018, we entered into a Standby Purchase Agreement with PW Partners, LLC as the Standby Purchaser. Pursuant to the Standby Purchase Agreement, the Standby Purchaser has agreed to purchase, at the Subscription Price, in a private transaction separate from the Rights Offering, any and all shares of Common Stock not subscribed for by the Company's shareholders pursuant to the exercise of their Basic Subscription Privileges and Over-Subscription Privileges, referred to as the Backstop Commitment. The Standby Purchase Agreement provides that the Standby Purchaser will not purchase shares of Common Stock under the Backstop Commitment in an amount that would result in the Standby Purchaser beneficially owning 20% or more of the outstanding Common Stock after such purchase, referred to as the Standby Purchaser Limitation. The Standby Purchaser is affiliated with PW Capital, which, together with its affiliates, is a beneficial owner of approximately 10.2% of the outstanding shares of Common Stock. In addition, Jeffery Crivello, who has served on our Board since August 24, 2017 and as our Company's Chief Executive Officer since November 14, 2017, serves as the Chief Financial Officer of PW Capital and as a director on the Company's Board. Mr. Crivello has also been a member of the Board since August 24, 2017.

        Any purchases by the Standby Purchaser will be made for investment purposes and not with a view toward resale. The number of shares of Common Stock that will be purchased by the Standby Purchaser can only be determined upon the completion of the Rights Offering. Subject to the Standby Purchaser Limitation, the Standby Purchaser will purchase all shares of Common Stock that could have been but were not subscribed for in the Rights Offering. If the Rights Offering is fully subscribed by shareholders through the exercise in full of their Basic Subscription Privileges and Over-Subscription Privileges, the Standby Purchaser will not purchase any additional shares of Common Stock pursuant to the Standby Purchase Agreement. If, on the other hand, no shareholders were to purchase any shares of Common Stock through the exercise of their Basic Subscription Privileges and Over-Subscription Privileges, only approximately 878,310 shares of the 1,581,831 shares offered pursuant to the Rights Offering would be issued and sold to the Standby Purchaser as a result of the Standby Purchaser Limitation. In that event, approximately 703,521 shares of Common Stock of the Rights Offering, representing $2,462,323.50 of gross proceeds, would not be sold. Assuming the Standby Purchaser is issued these 878,310 shares, it would then beneficially hold approximately 19.99% of the Company's outstanding Common Stock after giving effect to such issuance.

        No fees or other consideration will be paid by the Company to the Standby Purchaser in exchange for its Backstop Commitment.

Expiration Time and Date; Closing

        The Subscription Rights will expire at 5:00 p.m., Eastern time, on April 10, 2018, unless extended by us, and no Subscription Rights may be exercised thereafter. Our Board may determine to extend the subscription period and thereby postpone the expiration date, to the extent our Board determines that doing so is in the best interest of our shareholders. Any extension of this Rights Offering will be followed as promptly as practicable by announcement thereof, and in no event later than 9:00 a.m., Eastern time, on the next business day following the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make such announcement, we will not, unless otherwise required by law, have any obligation to publish, advertise or otherwise communicate any such announcement other than by issuing a press release or other such means of announcement as we deem appropriate.

        You must properly complete the enclosed Subscription Rights Certificate and deliver it, along with the full Subscription Price (including any amounts in respect of your Over-Subscription Privilege), to the Subscription Agent before 5:00 p.m., Eastern time, on April 10, 2018. After the expiration of the Rights Offering period, all unexercised Subscription Rights will be null and void. We will not be obligated to honor any purported exercise of Subscription Rights that the Subscription Agent receives after the expiration of the Rights Offering, regardless of when you sent the documents regarding that exercise, unless you have used the guaranteed delivery procedures described under "The Rights Offering—Notice of Guaranteed Delivery." All shares purchased in the Rights Offering will be issued in book-entry, or uncertificated, form. Any subscription payments for shares not allocated or validly purchased will be returned to you, without interest or penalty, as soon as practicable following the Expiration Date of the Rights Offering.

Reasons for the Rights Offering; Use of Proceeds

        We are conducting the Rights Offering to (i) provide our existing shareholders with the opportunity to purchase our Common Stock at the same price of $3.50 per share that we sold our Common Stock under the Stock Purchase Agreement and (ii) raise equity capital that will be used to repay a portion of our outstanding indebtedness and for general corporate purposes, which may include additional debt repayment. See "Use of Proceeds" for a more detailed description of the intended use of proceeds from the Rights Offering.

Method of Exercising Subscription Rights

        The exercise of Subscription Rights is irrevocable and may not be cancelled or modified. You may exercise your Subscription Rights as follows:

Subscription by Registered Holders

        To exercise your Basic Subscription Privilege and your Over-Subscription Privilege, you must properly complete and execute the Subscription Rights Certificate, together with any required signature guarantees, and forward it, together with payment in full of the subscription price for each share of our Common Stock for which you are subscribing, including any shares you subscribe for pursuant to the Over-Subscription Privilege, to the Subscription Agent at the address set forth under "The Rights Offering—Subscription and Information Agent" below, on or prior to the Expiration Date.

Subscription by Beneficial Owners

        If you are a beneficial owner of shares of our Common Stock, meaning that you hold your shares in "street name" through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the Rights Offering. If you wish to exercise your Subscription Rights, you will need to have your broker, custodian bank or other nominee act for you and exercise your Subscription Rights and deliver all documents and payment on your behalf, including a "Nominee Holder Certification," prior to 5:00 p.m., Eastern time, on the Expiration Date. If you hold certificates of our Common Stock directly and would prefer to have your broker, custodian bank or other nominee act for you, you should contact your nominee and request it to effect the transactions for you.

        To indicate your decision with respect to your Subscription Rights, you should complete and return to your broker, custodian bank or other nominee, the form entitled "Beneficial Owner Election Form." You should receive this form from your broker, custodian bank or other nominee with the other Subscription Rights offering materials. If you wish to obtain a separate Subscription Rights Certificate, you should contact the nominee as soon as possible and request that a separate Subscription Rights Certificate be issued to you. You should contact your broker, custodian bank or other nominee if you do not receive this form, but you believe you are entitled to participate in the Rights Offering. We are not responsible if you do not receive the form from your broker, custodian bank or nominee or if you receive it without sufficient time to respond.

        Your Subscription Rights will not be considered exercised unless the Subscription Agent actually receives from you, your broker, custodian, bank or other nominee, as the case may be, all of the required documents and your full Subscription Price payment prior to 5:00 p.m., Eastern time, on April 10, 2018, the scheduled Expiration Date of this Rights Offering (unless otherwise extended by us).

Payment Method

        Your payment of the Subscription Price must be made in U.S. dollars for the full number of shares of Common Stock you wish to acquire under the Basic Subscription Privilege and the Over-Subscription Privilege. Your payment must be delivered in one of the following ways:

  •
  uncertified check payable to "Broadridge Corporate Issuer Solutions, Inc. (acting as Subscription Agent for Famous Dave's of America, Inc.)"; or

  •
  certified or cashier's check drawn upon a U.S. bank and payable to "Broadridge Corporate Issuer Solutions, Inc. (acting as Subscription Agent for Famous Dave's of America, Inc.)."

        Your payment will be considered received by the Subscription Agent only upon:

  •
  clearance of any uncertified personal check deposited by the Subscription Agent; or

  •
  receipt by the Subscription Agent of any certified or cashier's check drawn upon a U.S. bank.

Clearance of Uncertified Personal Checks

        If you are paying by uncertified personal check, please note that payment will not be deemed to have been received by the Subscription Agent until the check has cleared, which could take at least five or more business days. If you wish to pay the Subscription Price by uncertified personal check, we urge you to make payment sufficiently in advance of the time the Rights Offering expires to ensure that your payment is received by the Subscription Agent and clears by the Expiration Date. We urge you to consider using a certified or cashier's check drawn upon a U.S. bank.

Instructions for Completing Your Subscription Rights Certificate

        You should read the instruction letter accompanying the Subscription Rights Certificate carefully and strictly follow it. Do not send Subscription Rights Certificates or payments to us. Except as described below under "The Rights Offering—Notice of Guaranteed Delivery," we will not consider your subscription received until the Subscription Agent has received delivery of a properly completed and duly executed Subscription Rights Certificate and payment of the full subscription amount. The risk of delivery of all documents and payments is on you or your nominee, not us or the Subscription Agent.

        The method of delivery of Subscription Rights Certificates and payment of the subscription amount to the Subscription Agent will be at the risk of the holders of Subscription Rights. If sent by mail, we recommend that you send those certificates and payments by overnight courier or by registered mail, properly insured, with return receipt requested, and that a sufficient number of days be allowed to ensure delivery to the Subscription Agent and clearance of payment before the expiration of the subscription period for the Rights Offering. Because uncertified personal checks may take at least five or more business days to clear, we urge you to pay or arrange for payment by means of certified or cashier's check or bank draft to avoid missing the opportunity to exercise your Subscription Rights should you decide to exercise your Subscription Rights.

Missing or Incomplete Subscription Information

        If you do not indicate the number of Subscription Rights being exercised, or do not forward full payment of the total Subscription Price payment for the number of Subscription Rights that you indicate are being exercised, then you will be deemed to have exercised your Subscription Rights with respect to the maximum number of whole Subscription Rights that may be exercised with the aggregate Subscription Price payment you delivered to the Subscription Agent. If your aggregate Subscription Price payment is greater than the amount you owe for exercise of your Basic Subscription Privilege in full, you will be deemed to have exercised your Over-Subscription Privilege to purchase the maximum number of shares of our Common Stock with your over-payment. If we do not apply your full Subscription Price payment to your purchase of shares of our Common Stock, the Subscription Agent will return the excess amount to you by mail, without interest or penalty, as soon as practicable after the Expiration Date of the Rights Offering.

Conditions and Cancellation

        We reserve the right to cancel the Rights Offering on or prior to the Expiration Date for any reason. We may cancel the Rights Offering if at any time before completion of the Rights Offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the Rights Offering that in the sole judgment of our Board would or might make the Rights Offering or its completion, whether in whole or in part, illegal or otherwise restrict or prohibit completion of the Rights Offering. We may waive any of these conditions and choose to proceed with the Rights Offering even if one or more of these events occur. If we cancel the Rights Offering, in whole or in part, all affected Subscription Rights will expire without value, and all subscription payments received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable.

Cancellation Rights

        Our Board may cancel the Rights Offering in its sole discretion at any time prior to the time the Rights Offering expires for any reason. If we cancel the Rights Offering, we will issue a press release notifying shareholders of the cancellation, and any funds you paid to the Subscription Agent will be returned, without interest or penalty, as soon as practicable.

Subscription and Information Agent

        Broadridge Corporate Issuer Solutions, Inc. is acting as the Subscription Agent for the Rights Offering under an agreement with us. All Subscription Rights Certificates, payments of the Subscription Price, and nominee holder certifications, to the extent applicable to your exercise of Subscription Rights, must be delivered to the Subscription Agent (Broadridge Corporate Issuer Solutions, Inc.) as follows:

  By hand or overnight courier:

  Broadridge Corporate Issuer Solutions, Inc.
  Attention: BCIS IWS
  51 Mercedes Way
  Edgewood, NY 11717

  By first class mail:

  Broadridge Corporate Issuer Solutions, Inc.
  Attention: Reorganization Department
  P.O. Box 1317
  Brentwood, NY 11717-0693

        You should direct any questions or requests for assistance concerning the method of subscribing for the shares of Common Stock or for additional copies of this Prospectus or any prospectus supplement to the Subscription Agent at (855) 793-5068 or by email at Shareholder@Broadridge.com.

        If you deliver subscription documents, Subscription Rights Certificates or notices of guaranteed delivery in a manner different than that described in this Prospectus or any prospectus supplement, we may not honor the exercise of your subscription privileges.

Fees and Expenses

        We will pay the fees and expenses of the Subscription Agent. We have also agreed to indemnify the Subscription Agent from and against certain liabilities in connection with the Rights Offering. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the Subscription Rights. Neither the Subscription Agent nor the Company will pay such expenses.

Notice to Brokers and Nominees

        If you are a broker, a custodian bank, a trustee, a depositary for securities or other nominee holder who holds shares of our Common Stock for the account of others on the Rights Offering Record Date, you should notify the respective beneficial owners of such shares of the Rights Offering as soon as possible to learn their intentions with respect to exercising their Subscription Rights. You should obtain instructions from the beneficial owner with respect to their Subscription Rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate Subscription Rights Certificates and submit them to the Subscription Agent with the proper payment. If you hold shares of our Common Stock for the account(s) of more than one beneficial owner, you may exercise the number of Subscription Rights to which all such beneficial owners in the aggregate otherwise would have been entitled had they been direct record holders of our Common Stock on the Rights Offering Record Date, provided that you, as a nominee record holder, make a proper showing to the Subscription Agent by submitting the form entitled "Nominee Holder Certification" that we will provide to you with your Rights Offering materials. If you did not receive this form, you should contact the Subscription Agent to request a copy.

        In the case of Subscription Rights that you hold of record on behalf of others through the Depository Trust Company ("DTC"), those Subscription Rights may be exercised by instructing DTC to transfer the Subscription Rights from your DTC account to the Subscription Agent's DTC account, and by delivering to the Subscription Agent the required certification as to the number of shares subscribed for pursuant to the exercise of the Subscription Rights of the beneficial owners on whose behalf you are acting, together with payment of the full Subscription Price.

Notice of Guaranteed Delivery

        If you wish to exercise your Subscription Rights, but you do not have sufficient time to deliver the Subscription Rights Certificate evidencing your Subscription Rights to the Subscription Agent, on or before the time the Rights Offering expires, you may exercise your Subscription Rights by the following guaranteed delivery procedures:

  •
  deliver to the Subscription Agent on or prior to the Rights Offering Expiration Date your Subscription Price payment in full for each share you subscribed for under your subscription privilege in the manner set forth above under "The Rights Offering—Payment Method";

  •
  deliver to the Subscription Agent on or prior to the Expiration Date the form entitled "Notice of Guaranteed Delivery," substantially in the form provided with the "Instructions For Use of Famous Dave's of America, Inc. Rights Certificates" distributed with your Subscription Rights Certificates; and

  •
  deliver the properly completed Subscription Rights Certificate evidencing your Subscription Rights being exercised and the related nominee holder certification, if applicable, with any required signature guarantee, to the Subscription Agent no later than two business days after the Expiration Date of the Rights Offering. For purposes of these Notice of Guaranteed Delivery procedures, "business day" means any day on which trading is conducted on the Nasdaq Global Market.

        Your Notice of Guaranteed Delivery must be delivered in substantially the same form provided with the Instructions For Use of Famous Dave's of America, Inc. Subscription Rights Certificates, which will be distributed to you with your Subscription Rights Certificate. Your Notice of Guaranteed Delivery must include a signature guarantee from a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, or a bank, stockbroker, savings and loan association or credit union with membership in an approved signature guarantee medallion program, pursuant to Rule 17Ad-15 of the Exchange Act (each, an "Eligible Institution"). A form of that guarantee is included with the Notice of Guaranteed Delivery.

        In your Notice of Guaranteed Delivery, you must state:

  •
  your name;

  •
  the number of Subscription Rights represented by your Subscription Rights Certificates, the number of shares of our Common Stock for which you are subscribing under your Basic Subscription Privilege and the number of shares of our Common Stock for which you are subscribing under your Over-Subscription Privilege, if any; and

  •
  your guarantee that you will deliver to the Subscription Agent the Subscription Rights Certificate evidencing the Subscription Rights you are exercising within two business days following the expiration of the Rights You may deliver your Notice of Guaranteed Delivery to the Subscription Agent in the same manner as your Subscription Rights Certificate at the address set forth above under "The Rights Offering—Subscription Agent" or may be transmitted, if transmitted by an Eligible Institution, to the Subscription Agent by facsimile transmission to (215) 553-5402. You should confirm receipt of all facsimile transmissions by calling the Subscription Agent at (855) 793-5068.

        The Subscription Agent will send you additional copies of the form of Notice of Guaranteed Delivery if you request them by calling (855) 793-5068.

Questions About Exercising Subscription Rights

        If you have any questions or require assistance regarding the method of exercising your Subscription Rights or requests for additional copies of this document, the Instructions For Use of Famous Dave's of America, Inc. Subscription Rights Certificates or the Notice of Guaranteed Delivery, you should contact the Subscription Agent at (855) 793-5068.

Transferability of Rights

        The Subscription Rights granted to you may be exercised only by you, and, therefore, you may not sell, transfer or assign your Subscription Rights to anyone else.

Validity of Subscriptions

        We will resolve all questions regarding the validity and form of the exercise of your subscription privileges, including time of receipt and eligibility to participate in the Rights Offering. Our determination will be final and binding. Once made, subscriptions and directions are irrevocable, and we will not accept any alternative, conditional or contingent subscriptions or directions. We reserve the absolute right to reject any subscriptions or directions not properly submitted or the acceptance of which would be unlawful. You must resolve any irregularities in connection with your subscriptions before the subscription period expires, unless waived by us in our sole discretion. Neither the Subscription Agent nor we shall be under any duty to notify you or your representative of defects in your subscriptions. A subscription will be considered accepted, subject to our right to cancel the Rights Offering, only when a properly completed and duly executed Subscription Rights Certificate and any other required documents and payment of the full subscription amount have been received by the Subscription Agent (and any payment by uncertified personal check has cleared). Our interpretations of the terms and conditions of the Rights Offering will be final and binding.

Segregated Account; Return of Funds

        The Subscription Agent will hold funds received in payment for shares of the Common Stock in a segregated account pending completion of the Rights Offering. The Subscription Agent will hold this money until the Rights Offering is completed or is cancelled. If the Rights Offering is cancelled for any reason, the Subscription Agent will return this money to subscribers, without interest or penalty, as soon as practicable.

Certificates for Shares of Common Stock

        All shares that you purchase in the Rights Offering will be issued in book-entry, or uncertificated, form. When issued, the shares will be registered in the name of the Subscription Rights holder of record. As soon as practicable after the expiration of the Rights Offering period, the Subscription Agent will arrange for issuance to each Subscription Rights holder of record that has validly exercised its Basic Subscription Privilege, the shares of Common Stock purchased pursuant to the Basic Subscription Privilege. Any shares purchased pursuant to the Over-Subscription Privilege will be issued as soon as practicable after the Expiration Date of the Rights Offering and following the completion of any pro-rations as may be necessary in the event the over-subscription requests exceed the number of shares available to satisfy such requests.

Rights of Subscribers

        You will have no rights as a shareholder with respect to the shares of our Common Stock purchased in the Rights Offering until your account, or your account at your broker, custodian bank or other nominee, is credited with such shares. You will have no right to revoke your subscriptions after you deliver your completed Subscription Rights Certificate, payment and any other required documents to the Subscription Agent.

Foreign Shareholders

        We will not mail Subscription Rights Certificates to shareholders whose addresses are outside the United States or who have a U.S. military post office or foreign post office address. The Subscription Agent will hold these Subscription Rights Certificates for their account. To exercise Subscription Rights, our foreign shareholders must notify the Subscription Agent prior to 11:00 a.m., Eastern time, at least two business days prior to the Expiration Date of the Rights Offering and demonstrate to the satisfaction of the Company that the exercise of such Subscription Rights does not violate the laws of the jurisdiction of such shareholder.

No Revocation or Change

        Once you submit the Form of Non-Transferable Subscription Rights Certificate to exercise any Subscription Rights, you are not allowed to revoke or change the exercise or request a refund of monies paid. All exercises of Subscription Rights are irrevocable, even if you learn information about us that you consider to be unfavorable. You should not exercise your Subscription Rights unless you are certain that you wish to purchase the shares of our Common Stock offered pursuant to the Rights Offering.

Regulatory Limitation

        We will not be required to issue to you shares of our Common Stock pursuant to the Rights Offering if, in our opinion, you are required to obtain prior clearance or approval from, or submit a prior notice to, any state or federal regulatory authorities to own or control the shares and if, at the time the Rights Offering expires, we determine that you have not properly obtained such clearance or approval or submitted such notice.

No Recommendation to Subscription Rights Holders

        Our Board is making no recommendations regarding your exercise of the Subscription Rights. Shareholders who exercise Subscription Rights risk investment loss on new money invested. We cannot assure you that the market price of our Common Stock will be above the Subscription Price at the time of exercise or at the expiration of the Rights Offering period or that anyone purchasing shares at the Subscription Price will be able to sell those shares in the future at the same price or a higher price. You are urged to decide whether or not to exercise your Subscription Rights based on your own assessment of our business and the Rights Offering. You should consult with your legal, tax and financial advisors prior to making your independent investment decision about whether or not to exercise your Subscription Rights. Among other things, you should carefully consider the risks described under the heading "Risk Factors" in this Prospectus and the risks described in the documents incorporated by reference in this Prospectus or any prospectus supplement, including but not limited to the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operation" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017.

        As of the Record Date, the Standby Purchaser and its affiliates beneficially owned of approximately 10.2% of the outstanding shares of Common Stock and Mr. Crivello, a member of the Board since August 24, 2017, served as the Chief Financial Officer of PW Capital (an affiliate of the

Standby Purchaser) prior to his serving as the Company's Chief Executive Officer. You should not view the intentions of the Standby Purchaser as a recommendation or other indication by it or its affiliates or any member of our Board, regarding whether the exercise of your Subscription Rights is or is not in your best interests.

        To the extent they hold Common Stock as of the Record Date, our directors and executive officers are entitled to participate in the Rights Offering on the same terms and conditions applicable to all other shareholders. While some of our directors and executive officers may participate in this Rights Offering, they are not required to do so.

        If you do not exercise your Subscription Rights, you will lose any value represented by your Subscription Rights, and if you do not exercise your Subscription Rights in full, your percentage ownership interest in the Company will be diluted. For more information on the risks of participating in this Rights Offering, see the section of this Prospectus entitled "Risk Factors."

Listing

        The Subscription Rights may not be sold, transferred or assigned to anyone else and will not be listed on the Nasdaq Global Market or any other stock exchange or trading market. Our Common Stock trades on the Nasdaq Global Market under the symbol "DAVE" and the shares to be issued in connection with the Rights Offering and any shares of Common Stock issued in a private placement to the Standby Purchaser will also be listed on the Nasdaq Global Market under the same symbol.

Participation in Rights Offering Not Required; Potential Dilution

        You are not required to exercise your Subscription Rights or otherwise take any action in response to this Rights Offering. If you do not exercise your Subscription Rights and the Rights Offering is completed, the number of shares of our Common Stock you own will not change but your percentage ownership of our total outstanding voting stock will decrease because shares will be purchased by other shareholders in the Rights Offering or by the Standby Purchaser. Your percentage ownership of our voting stock may also decrease if you do not exercise your Basic Subscription Privilege in full.

Shares of Common Stock Outstanding After the Rights Offering

        As of March 9, 2018, 7,417,125 shares of Common Stock were issued and outstanding. Assuming no other transactions by us involving our Common Stock, and no options for our Common Stock are exercised prior to the expiration of the Rights Offering, if the Rights Offering is fully subscribed through the exercise of the Subscription Rights and/or the Standby Purchaser acquires all of the Common Stock not purchased by the holders of Subscription Rights, then an additional 1,581,831 shares of our Common Stock will be issued and outstanding after the closing of the Rights Offering, for a total of 8,998,956 shares of Common Stock issued and outstanding. As a result of the Rights Offering, the ownership interests and voting interests of the existing shareholders that do not fully exercise their Basic Subscription Privileges will be diluted.

Other Matters

        We are not making the Rights Offering in any state or other jurisdiction in which it is unlawful to do so, nor are we distributing or accepting any offers to purchase any shares of our Common Stock from Subscription Rights holders who are residents of those states or other jurisdictions or who are otherwise prohibited by federal or state laws or regulations to accept or exercise the Subscription Rights. We may delay the commencement of the Rights Offering in those states or other jurisdictions, or change the terms of the Rights Offering, in whole or in part, in order to comply with the securities laws or other legal requirements of those states or other jurisdictions. Subject to state securities laws and regulations, we also have the discretion to delay allocation and distribution of any shares you may elect to purchase by exercise of your subscription privileges in order to comply with state securities laws. We may decline to make modifications to the terms of the Rights Offering requested by those states or other jurisdictions, in which case, if you are a resident in those states or jurisdictions or if you are otherwise prohibited by federal or state laws or regulations from accepting or exercising the Subscription Rights, you will not be eligible to participate in the Rights Offering. However, we are not currently aware of any states or jurisdictions that would preclude participation in the Rights Offering.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material terms of our Articles, and second amended and restated bylaws ("Bylaws") as they will be in effect upon the completion of this Rights Offering. They may not contain all of the information that is important to you. To understand them fully, you should read our Articles and Bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this Prospectus is a part.

Capital Stock

        As of the date hereof, the Company's authorized capital stock consists of 100,000,000 shares, having a par value of $.0.01 per share in the case of Common Stock, and having a par value as determined by the Board in the case of preferred stock, to be held, sold and paid for at such times and in such manner as the Board may from time to time determine in accordance with Minnesota law. The Board is expressly authorized to establish more than one class or series of shares, either preferred or Common, and to fix the relative rights, restrictions and preferences of any such different classes or series, and the authority to issue shares of a class or series to another class or series to effectuate share dividends, splits or conversion of the Company's outstanding shares. The Board also has the authority to issue rights to convert any of the Company's securities into shares of stock of any class or classes, the authority to issue options to purchase or subscribe for shares of stock of any class or classes, and the authority to issue share purchase or subscription warrants or any other evidence of such option rights which set forth the terms, provisions and conditions thereof, including the price at which such shares may be subscribed for or purchased. Such options, warrants and rights may be transferable or nontransferable and separable or inseparable from the Company's other securities.

        As of March 9, 2018, 7,417,125 shares of the Company's Common Stock were outstanding, held of record by 340 shareholders and 439,603 options to purchase shares of Common Stock were outstanding. As of the date of this filing, the Board has not provided for or designated any series of preferred stock, and no preferred stock is issued or outstanding.

Voting Rights

        Each share of Common Stock entitles the holder to one vote with respect to each matter presented to our shareholders on which the holders of Common Stock are entitled to vote. Our Common Stock votes as a single class on all matters relating to the election and removal of directors on our Board and as provided by law. Holders of our Common Stock will not have cumulative voting rights. Except as otherwise provided in our Articles, Bylaws, or required by law, the shareholders shall take action by the affirmative vote of the holders of a majority of the voting power of the minimum number of the shares entitled to vote that would constitute a quorum for the transaction of business at the meeting.

Dividend Rights

        The holders of Common Stock are entitled to receive such dividends as are from time to time declared by the Board out of funds legally available therefore. We have never declared or paid cash dividends on our Common Stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our Common Stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our Board and will depend on such factors as earnings levels, capital requirements, loan agreement or other contractual restrictions, our financial condition and other factors deemed relevant by our Board.

Liquidation and Other Rights

        In the event of our liquidation, dissolution or winding-up, the holders of our Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of our Common Stock have no conversion, redemption, preemptive, subscription or similar rights. There are no sinking fund provisions for or applicable to the Common Stock. The outstanding shares of Common Stock are not liable to further call or to assessment by the Company.

        The foregoing description of the Common Stock is qualified in its entirety by the provisions of the Company's Articles and Bylaws, which are filed as Exhibits 3.1 and 3.2 to this Form S-1 and incorporated by reference.

Listing

        The Company's Common Stock is listed on the Nasdaq Global Market under the symbol "DAVE".

Transfer Agent and Registrar

        Wells Fargo Shareowner Services is the transfer agent and registrar for the Company's Common Stock.

Anti-takeover Effects of Minnesota Law and Our Articles and Bylaws

        Certain provisions of our Articles and Bylaws may make it less likely that our management would be changed or someone would acquire voting control of our Company without our Board's consent. These provisions may delay, deter or prevent tender offers or takeover attempts that shareholders may believe are in their best interests, including tender offers or attempts that might allow shareholders to receive premiums over the market price of their Common Stock.

Ability to Issue Capital Stock with Preferential Rights without Shareholder Approval

        Our Board can at any time, under our Articles, and without shareholder approval, issue more than one class or series of shares, either preferred or Common, and to fix the relative rights, restrictions and preferences of any such different classes or series. In some cases, the issuance of classes or series of stock having preferential rights to the shares of common stock that are currently outstanding, without shareholder approval, could discourage or make more difficult attempts to take control of our Company through a merger, tender offer, proxy contest or otherwise. Such classes or series of shares having preferential or special voting rights or other features issued to persons favoring our management could stop a takeover by preventing the person trying to take control of our Company from acquiring enough voting shares necessary to take control.

Advance Notice Provisions for Raising Business or Nominating Directors.

        Sections 3.13 and 4.3 of our Bylaws contain advance-notice provisions relating to the ability of shareholders to raise business at a shareholder meeting and make nominations for directors to serve on our Board. These advance-notice provisions generally require shareholders to raise business within a specified period of time prior to a meeting in order for the business to be properly brought before the meeting. Similarly, our Bylaws prescribe the timing of submissions for nominations to our Board and certain factual and background information respecting the nominee and the shareholder making the nomination.

Unanimous Shareholder Written Consent

        The Minnesota Business Corporation Act's Section 302A.441 provides that any action required or permitted to be taken by the shareholders of a corporation may be effected by written consent only if signed, or consented to by authenticated electronic communication, by all of the shareholders entitled to vote on that action. The Minnesota Business Corporation Act does not permit a publicly held company such as ours to opt-out of this unanimous written consent provision.

Special Meetings of Shareholders

        Our Bylaws provide that special meetings of shareholders may be called only by the Chief Executive Officer, the Chief Financial Officer, our Board, any two or more members of the Board, or one or more shareholders holding 10% or more of the issued and outstanding voting shares of the Company and complying with certain procedures specified in our Bylaws. Further, business transacted at any special meeting of shareholders is limited to matters relating to the purpose or purposes stated in the notice of the meeting.

Anti-Takeover Effects of Certain Provisions of Minnesota Law

        Several provisions of Minnesota law may deter potential changes in control of the Company that some shareholders may view as beneficial or that may provide a premium on our stock price. These provisions, as described below, could have an anti-takeover effect. They are intended to provide management flexibility, to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by our Board and to discourage an unsolicited takeover if our Board determines that such a takeover is not in our best interests or the best interests of our shareholders. However, these provisions could have the effect of discouraging certain attempts to acquire us that could deprive our shareholders of opportunities to sell their shares of our stock at higher values.

        Although we have amended our Bylaws to provide that Section 302A.671 (Control Share Acquisitions) of the Minnesota Business Corporation Act does not apply to or govern us, we remain subject to Section 302A.673 (Business Combinations) of the Minnesota Business Corporation Act. Section 302A.673 of the Minnesota Business Corporation Act generally prohibits any business combination by us, or any of our subsidiaries, with an interested shareholder, which means any shareholder that purchases 10% or more of our voting shares within four years following such interested shareholder's share acquisition date, unless the business combination is approved by a committee of disinterested members of our Board before the interested shareholder's share acquisition date.

        Section 302A.675 of the Minnesota Business Corporation Act generally prohibits an offeror from acquiring our shares within two years following the offeror's last purchase of our shares pursuant to a takeover offer with respect to that class, unless our shareholders are able to sell their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. This statute will not apply if the acquisition of shares is approved by a committee of disinterested members of our board of directors before the purchase of any shares by the offeror pursuant to the earlier takeover offer.

 PLAN OF DISTRIBUTION

        On or about March 12, 2018, we will distribute the Subscription Rights, Subscription Rights Certificates and copies of this Prospectus and any prospectus supplement to individuals who owned shares of Common Stock as of the close of business on March 9, 2018, the Record Date for the Rights Offering. If you wish to exercise your Subscription Rights and purchase shares of Common Stock, you should complete the Subscription Rights Certificate and return it with payment for the shares, to the Subscription Agent. See "The Rights Offering—Method of Exercising Subscription Rights." If you have any questions, you should contact the Subscription Agent (Broadridge Corporate Issuer Solutions, Inc.) at (855) 793-5068. The Subscription Rights will not be listed on the Nasdaq Global Market or any other stock exchange or trading market. The shares of Common Stock issuable upon exercise of the Subscription Rights and any shares of Common Stock issued in a private placement to the Standby Purchaser will be listed on the Nasdaq Global Market under the symbol "DAVE".

        We have agreed to pay the Subscription Agent customary fees plus certain expenses in connection with the Rights Offering. We have not employed any brokers, dealers or underwriters in connection with the solicitation of exercise of Subscription Rights. Except as described in this section, we are not paying any other commissions, underwriting fees or discounts in connection with the Rights Offering. Some of our employees may solicit responses from you as a holder of Subscription Rights, but we will not pay our employees any commissions or compensation for these services other than their normal employment compensation. We estimate that our total expenses in connection with the Rights Offering will be approximately $261,000.

 USE OF PROCEEDS

        We expect the proceeds from the Rights Offering and the transactions contemplated by the Standby Purchase Agreement to be approximately $5,536,408.50 (before estimated expenses of $261,000). The Standby Purchase Agreement provides that the Standby Purchaser will not purchase shares of Common Stock under the Backstop Commitment in an amount that would result in the Standby Purchaser beneficially owning 20% or more of the outstanding Common Stock after such purchase. Accordingly, if no shareholders were to purchase any shares of Common Stock through the exercise of their Basic Subscription Privileges and Over-Subscription Privileges, the total proceeds would be $3,074,085 from the issuance of shares only to the Standby Purchaser. We intend to use a portion of the net proceeds to repay at least $1.0 million of outstanding indebtedness under our $6.3 million term loan ("the "Term Loan") made under the Credit Facility with Venture Bank. The Term Loan has a maturity date of December 2, 2023, and is payable in monthly installments of principal and interest based on a seven-year amortization period. Interest per annum is at a rate equal to the LIBOR rate plus 325 basis points, subject to adjustment at the discretion of Venture Bank and as further set forth therein. The Term Loan may be prepaid at any time without incurring a prepayment premium. See Note 7 "Long-Term Debt and Financing Lease Obligations" of the notes to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which is incorporated in this Prospectus by reference, for further information regarding the terms of the Credit Facility.

        We intend to use the remaining net proceeds from the Rights Offering for general corporate purposes, which may include additional repayments of our outstanding indebtedness under the Term Loan.

 CAPITALIZATION

        The following table sets forth our capitalization as of December 31, 2017:

  •
  on an actual basis; and

  •
  on a pro forma basis after giving further effect to our sale of 1,581,831 shares of our Common Stock in the Rights Offering or pursuant to the Backstop Commitment at a subscription price of $3.50 per share and the application of our net proceeds thereof, as described in more detail on "Use of Proceeds."

        The number of shares of Common Stock the Standby Purchaser can purchase under the Backstop Commitment is capped at approximately 878,310 shares, representing proceeds of $3,074,085 (before estimated expenses of $261,000). Accordingly, the expected proceeds of $5,536,408.50 before expenses will be proportionately reduced, if the other shareholders purchase less than approximately 703,521 shares of Common Stock in the Rights Offering.

        The table below should be read in conjunction with "Prospectus Summary—Recent Developments—Private Placement with PW Partners, LLC" and "Use of Proceeds" included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, incorporated by reference in this Prospectus.

	As of December 31, 2017
(in thousands)	Actual	Pro Forma
Cash and restricted cash:
Cash and cash equivalents	$8,836	$14,372

Long-term liabilities:
Long-term debt	$7,932	$6,932	(1)
Financing lease obligations	$1,196	$1,196
Other liabilities	$3,963	$3,963

Total long-term liabilities	$13,091	$12,091

Shareholders' equity:
Common Stock, $0.01 par value per share, 100,000 shares authorized:
7,376 shares of Common Stock issued and outstanding, actual basis and 8,957 shares issued and outstanding, pro forma basis	$70	$86
Additional paid-in capital	$1,460	$6,980
Retained earnings	$11,951	$11,951

Total shareholders' equity	$13,481	$19,017

Total capitalization	$35,408	$45,480

(1)
Reflects the repayment of $1,000,000 in principal amount of outstanding indebtedness under the Credit Facility with Venture Bank with a portion of the proceeds from the Rights Offering or the Backstop Commitment. See "Use of Proceeds" for more information.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of certain material United States Federal income tax consequences of the receipt of Subscription Rights in this Rights Offering and of the exercise and expiration of those Subscription Rights to U.S. holders (as defined below) of our Common Stock that hold such stock as a capital asset for Federal income tax purposes. This discussion is based upon existing United States Federal income tax law, which is subject to differing interpretations or change (possibly with retroactive effect). This discussion applies only to U.S. holders and does not address all aspects of Federal income taxation that may be important to particular holders in light of their individual investment circumstances or to holders who may be subject to special tax rules, including, without limitation, regulated investment companies, partnerships (including any entity or arrangement treated as a partnership for Federal income tax purposes), holders who are dealers in securities or foreign currency, foreign persons, insurance companies, tax-exempt organizations, tax-deferred or other retirement accounts, non-U.S. holders, banks, financial institutions, broker-dealers, holders who hold Common Stock as part of a hedge, straddle, conversion, constructive sale or other integrated security transaction, or who acquired Common Stock pursuant to the exercise of compensatory stock options or otherwise as compensation, all of whom may be subject to tax rules that differ significantly from those summarized below.

        We have not sought, and will not seek, a ruling from the IRS regarding the Federal income tax consequences of this Rights Offering or the related share issuance. Further, as discussed in the next section below, counsel is not rendering an opinion as to the tax consequences of the distribution. The following discussion does not address the tax consequences of this Rights Offering or the related share issuance under foreign, state, or local tax laws. Accordingly, each holder of our Common Stock is urged to consult its tax advisor with respect to the particular tax consequences of this Rights Offering or the related share issuance to such holder.

        For purposes of this description, a "U.S. holder" is a holder that is for U.S. federal income tax purposes:

  •
  a citizen or resident of the U.S.;

  •
  a corporation or other entity taxable as a corporation that is organized in or under the laws of the U.S. or any political subdivision thereof;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (or the trust was in existence on August 20, 1996, and validly elected to continue to be treated as a U.S. trust).

        The following discussion of certain material United States Federal income tax considerations of the receipt of Subscription Rights in this Rights Offering and of the exercise and expiration of those Subscription Rights is for general information only and is not tax advice. Accordingly, each investor should consult its own tax advisor as to particular tax consequences to it of the receipt of Subscription Rights in this Rights Offering and of the exercise and expiration of those Subscription Rights, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

Receipt of Subscription Rights if the Rights Offering is Considered Non-Taxable

Receipt of the Subscription Rights

        Under Code Section 305, the receipt by U.S. holders of stock of a corporation of rights to subscribe for additional stock is generally not subject to tax, provided that such receipt does not have the result of causing (i) some holders of such corporation's stock or subscription rights to receive an increase in their proportionate interest in such corporation's assets or earnings and profits, and (ii) other holders of such corporation's stock or subscription rights to receive cash or property within the meaning of Code Section 305. Where the receipt of cash or property is not within 36 months before or after a distribution or series of distributions of stock (including stock rights), the distribution is presumed not to have the result of a disproportionate distribution.

        During the last 36 months, we have not made any distributions of cash or other property with respect to our Common Stock, nor do we have any current intention of making any distributions with respect to our Common Stock. Currently, our Common Stock is our sole outstanding class of stock, and we have no current intention of issuing another class of stock or convertible debt. However, the fact that we have outstanding options, and that those options include a cashless net exercise feature, could cause, under certain circumstances that cannot currently be predicted, the receipt of Subscription Rights pursuant to this Rights Offering to be part of a taxable disproportionate distribution as contemplated in Code Section 305(b)(2).

        We intend to take the reporting position that the distribution of the Subscription Rights in the Rights Offering does not have the effect of causing some holders of our Common Stock or Subscription Rights to receive an increase in their proportionate interest in our assets or our earnings and profits and the other holders of our Common Stock or Subscription Rights to receive cash or property. As a result, we intend to take to take the reporting position that no income would be recognized by any record date holders of our Common Stock in connection with the issuance of the Subscription Rights pursuant to the Rights Offering. However, the application of these rules is complex and unclear, and thus counsel is not rending an opinion regarding the application of these rules. No assurance can be given that the IRS will not challenge this reporting position or that a court will not sustain such a challenge.

        The remainder of this section "—Receipt of Subscription Rights if the Rights Offering is Considered Non-Taxable" sets forth the tax consequences if the distribution of the Subscription Rights is non-taxable for U.S. federal income tax purposes; however, as stated above, no assurance can be made that the IRS will not challenge this characterization of the distribution as non-taxable. For a discussion of the U.S. federal income tax consequences to you if our reporting position that the distribution is non-taxable is finally determined to be incorrect so that the Rights Offering were to be considered part of a taxable disproportionate distribution, see the discussion set forth below in "—Receipt of Subscription Rights if the Rights Offering is Considered Taxable."

Tax Basis and Holding Period of the Subscription Rights

        If the receipt of the Subscription Rights is not taxable and the aggregate fair market value of the Subscription Rights at the time they are distributed is less than 15% of the aggregate fair market value of our Common Stock at such time, the basis of the Subscription Rights issued to you should be zero unless you elect to allocate a portion of your basis of previously owned Common Stock to the Subscription Rights issued to you in this Rights Offering. However, if the receipt of the Subscription Rights is not taxable and (a) the aggregate fair market value of the Subscription Rights at the time they are distributed is 15% or more of the aggregate fair market value of our Common Stock at such time, or (b) if you elect to allocate a portion of your basis of previously owned Common Stock to the Subscription Rights issued to you in this Rights Offering, then your basis in previously owned Common Stock should be allocated between such Common Stock and the Subscription Rights based upon the relative fair market value of such Common Stock and the Subscription Rights as of the date of the distribution of the Subscription Rights. Thus, if such an allocation of basis is made and the Subscription Rights are later exercised, the basis in the Common Stock you originally owned should be reduced by an amount equal to the basis allocated to the Subscription Rights. This election to allocate basis is irrevocable if made and would apply to all of the Subscription Rights received pursuant to this Rights Offering. The election must be made in a statement attached to your Federal income tax return for the taxable year in which the Subscription Rights are distributed.

        The fair market value of the Subscription Rights on the date of the distribution is uncertain, and we have not obtained, and do not intend to obtain, an independent appraisal of the valuation of the Subscription Rights on that date. Therefore, you should consult with your tax advisor to determine the proper allocation of basis between the Subscription Rights and the shares of your Common Stock with respect to which the Subscription Rights are received.

        If the receipt of the Subscription Rights is not taxable, the holding period for the Subscription Rights received in this Rights Offering should include the holding period for the Common Stock with respect to which the Subscription Rights were received.

Expiration of the Subscription Rights

        If the receipt of the Subscription Rights is not taxable and the Subscription Rights expire without exercise while you continue to hold the shares of our Common Stock with respect to which the Subscription Rights are received, you should recognize no loss and your tax basis in the Common Stock with respect to which the Subscription Rights were received should equal its tax basis before receipt of the Subscription Rights. If the receipt of the Subscription Rights is not taxable and the Subscription Rights expire without exercise after you have disposed of the shares of our Common Stock with respect to which the Subscription Rights are received, you should consult your tax advisor regarding your ability to recognize a loss (if any) on the expiration of the Subscription Rights.

Exercise of the Subscription Rights; Tax Basis and Holding Period of the Shares

        If the receipt of the Subscription Rights is not taxable, the exercise of the Subscription Rights received in this Rights Offering should not result in any gain or loss to you. Generally, in that case, the tax basis of our Common Stock acquired through exercise of the Subscription Rights should be equal to the sum of:

  •
  the subscription price per whole share; and

  •
  the basis, if any, in the Subscription Rights that you exercised, determined as described in "—Tax Basis and Holding Period of the Subscription Rights" above.

        If the receipt of the Subscription Rights is not taxable, the holding period for a share of our Common Stock acquired upon exercise of a Subscription Right should begin with the date of exercise.

        If you exercise the Subscription Rights received in this Rights Offering after disposing of the shares of our Common Stock with respect to which the Subscription Rights are received, you should consult your tax advisor regarding the potential application of the "wash sale" rules under Section 1091 of the Code.

Receipt of Subscription Rights if the Rights Offering is Considered Taxable

Receipt of the Subscription Rights

        As indicated above in the section "—Receipt of Subscription Rights if the Rights Offering is Considered Non-Taxable," we intend to take to take the reporting position that the receipt of the Subscription Rights is not taxable but no assurance can be given that the IRS will not challenge this reporting position or that a court will not sustain such a challenge. If, contrary to the Company's reporting position, the distribution of the Subscription Rights pursuant to this Rights Offering is considered part of a disproportionate distribution, then such distribution would generally be treated as taxable. In general, a taxable distribution is treated as a dividend to the extent that the fair market value of the Subscription Rights distributed is allocable to our current or accumulated earnings and profits for the taxable year in which the Subscription Rights are distributed. Dividends received by corporate U.S. holders are taxable at ordinary corporate income tax rates, subject to any applicable dividends-received deduction. Qualified dividends received by non-corporate U.S. holders generally are taxable at a maximum rate of 20%, provided the holder meets applicable holding requirements. In addition, certain stockholders are subject to an additional 3.8% Medicare tax on net investment income (including dividend income) to the extent that their net investment income, when added to their other modified adjusted gross income, exceeds certain thresholds (e.g. $250,000 for married individuals filing jointly). If, for these purposes, the distribution pursuant to this Rights Offering of Subscription Rights is treated as a taxable distribution, we expect that the Company will have current and accumulative earnings and profits so as to cause the distribution contemplated in this Rights Offering to be treated as a taxable dividend to a U.S. holder of shares of our Common Stock. If the receipt of the Subscription Rights is taxable to you and the amount of the distribution exceeds the Company's current and accumulated earnings and profits, such excess will be a tax-free return of your basis in our Common Stock up to the amount of such basis with any additional amount treated as capital gain.

Tax Basis and Holding Period of the Subscription Rights

        If the receipt of Subscription Rights is taxable to you, your tax basis in the Subscription Rights received should be equal to the fair market value of such Subscription Rights when received and the holding period for the Subscription Rights received should begin on the date of the distribution of the Subscription Rights.

Exercise of the Subscription Rights

        If the receipt of Subscription Rights is taxable to you, you will not recognize any gain or loss upon the exercise of such Subscription Rights. In such a case, your tax basis of shares of our Common Stock acquired through the exercise of such Subscription Rights will equal the sum of (i) the subscription price paid for the shares of our Common Stock, plus (ii) the tax basis in the Subscription Rights immediately prior to such exercise. Further, the holding period for shares of our Common Stock acquired through the exercise of the Subscription Rights should begin on the date the Subscription Rights are exercised.

Expiration of the Subscription Rights

        If the receipt of Subscription Rights pursuant to this offering is taxable, and you allow the Subscription Rights received in this Rights Offering to expire, then you should recognize a short-term capital loss equal to your tax basis in the expired Subscription Rights. Your ability to use any capital loss may be subject to limitations.

Sale or Other Disposition of the Subscription Rights Shares

        If a U.S. holder sells or otherwise disposes of the shares received as a result of exercising a Subscription Right, such U.S. holder's gain or loss recognized upon that sale or other disposition should be a capital gain or loss assuming the share is held as a capital asset at the time of sale. This gain or loss should be long-term if the share has been held at the time of sale for more than one year. In addition, such gain may be subject to the additional 3.8% Medicare tax in certain net investment income described above.

Information Reporting and Backup Withholding

        Generally, we must report annually to the IRS and to each holder the amount, if any, of the dividends paid on our Common Stock and the amount of tax, if any, that we withhold on the distribution. U.S. backup withholding is imposed upon certain distributions (or deemed distributions) to, and upon the sale of shares of Common Stock acquired upon the exercise of the Subscription Rights by, persons who fail (or are unable) to furnish the information required pursuant to U.S. information reporting requirements. Backup withholding should not apply if you furnish a correct taxpayer identification number (certified on the IRS Form W-9) or otherwise establish that you are exempt from backup withholding. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. You may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

        AS INDICATED ABOVE, THE FOREGOING DISCUSSION IS FOR GENERAL INFORMATION PURPOSES ONLY AND SHOULD NOT BE VIEWED AS COMPLETE OR COMPREHENSIVE TAX ADVICE. BOTH (I) U.S. HOLDERS RECEIVING A DISTRIBUTION OF SUBSCRIPTION RIGHTS CONTEMPLATED IN THIS RIGHTS OFFERING, AND (II) U.S. HOLDERS CONSIDERING THE PURCHASE OF OUR COMMON STOCK BY EXERCISING SUCH SUBSCRIPTION RIGHTS, ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF STATE, LOCAL, AND FOREIGN TAX LAWS TO THEM.

 LEGAL MATTERS

        The validity of the Subscription Rights and the shares of our Common Stock offered by this Prospectus have been passed upon for us by Gray, Plant, Mooty, Mooty & Bennett, P.A., Minneapolis, Minnesota. We have filed the opinion as an exhibit to the registration statement of which this Prospectus is part.

EXPERTS

        The audited consolidated financial statements incorporated by reference in this Prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

INCORPORATION BY REFERENCE

        The SEC allows us to "incorporate by reference" certain documents that we have filed with the SEC into this Prospectus, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this Prospectus, except for any information superseded by information contained directly in this Prospectus. This Prospectus incorporates by reference:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2017 (filed with the SEC on March 5, 2018) (the "Annual Report"); and

  •
  our Current Reports on Form 8-K filed with the SEC on January 29, 2018, February 5, 2018 (except for Item 7.01) and February 12, 2018, respectively.

        All documents subsequently filed by us (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items unless such Form 8-K expressly provides to the contrary) with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, including those made after the date of the initial filing of the registration statement of which this Prospectus forms a part and prior to effectiveness of such registration statement, until the Rights Offering is completed or terminated, are deemed to be incorporated by reference into this Prospectus. Such future filings will become a part of this Prospectus from the respective dates that such documents are filed with the SEC.

        Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that such statement contained herein or in any other subsequently filed document, which is also incorporated or deemed to be incorporated herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

        The documents incorporated by reference into this Prospectus are also available on our corporate website at www.famousdaves.com under the heading "Investor Relations." Information contained on, or that can be accessed through, our website is not part of this Prospectus or any prospectus supplement, and you should not consider information on our website to be part of this report unless specifically incorporated herein by reference. You may obtain copies of any or all of the documents incorporated by reference in this Prospectus or any prospectus supplement from us free of charge by requesting them in writing or by telephone at the following address:

Famous Dave's of America, Inc.
Attention: Corporate Secretary
12701 Whitewater Drive, Suite 190
Minnetonka, MN 55343
(952) 294-1300

WHERE YOU CAN FIND MORE INFORMATION

        We make periodic filings and other filings required to be filed by us as a reporting company under sections 13 and 15(d) of the Exchange Act. You may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800- SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov that contains the reports, proxy and information statements, and other information that we file with the SEC. Also visit us at www.famousdaves.com.

        Information contained on our website is not incorporated into this Prospectus or any prospectus supplement and you should not consider information contained on our website to be part of this Prospectus or any prospectus supplement.

        You may obtain copies of this Prospectus or any prospectus supplement and the documents incorporated by reference without charge by writing to our corporate secretary at 12701 Whitewater Drive, Suite 190, Minnetonka, MN 55343. You may refer any questions regarding this Rights Offering to Broadridge, our information agent:

Broadridge Corporate Issuer Solutions, Inc.
Toll-free: +1 (855) 793-5068
Email: Shareholder@Broadridge.com

        For information regarding replacement of lost rights certificates, you may contact Broadridge by calling toll-free number above or at the appropriate address below:

By Hand or Overnight Courier: Broadridge Corporate Issuer Solutions, Inc. Attn: BCIS IWS 51 Mercedes Way Edgewood, NY 11717	By Regular Mail: Broadridge Corporate Issuer Solutions, Inc. Attn: BCIS Re-Organization Dept. P.O. Box 1317 Brentwood, NY 11717-0693

Up to 1,581,831 Shares of Common Stock
Issuable Upon Exercise of Subscription Rights to Subscribe for Such
Shares at $3.50 per Share

PROSPECTUS

March 12, 2018